EXHIBIT 99.9

AGREEMENT AND PLAN OF MERGER

By and Among

ASTRA SPACE, INC.,

APOGEE PARENT INC.

and

APOGEE MERGER SUB INC.

Dated as of March 7, 2024

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 7, 2024, among Astra Space, Inc., a Delaware corporation (the “Company”), Apogee Parent Inc., a Delaware corporation (“Parent”), and Apogee Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.12.

WHEREAS the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS the Board of Directors of the Company (the “Company Board”) established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the Transactions and make a recommendation to the Company Board as to whether the Company should enter into this Agreement;

WHEREAS the Special Committee has unanimously (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Public Stockholders and (b) recommended that the Company Board (i) approve this Agreement and the Transactions, including the Merger, and (ii) recommend adoption and approval of this Agreement and the Transactions, including the Merger, to the stockholders of the Company (such recommendation, the “Special Committee Recommendation”);

WHEREAS the Company Board (with Chris Kemp, Adam London and Scott Stanford abstaining from voting on the approval of the Transactions, including the Merger), acting on the Special Committee Recommendation, has (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and its stockholders, (b) declared this Agreement and the Transactions, including the Merger, advisable, (c) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (d) resolved to recommend adoption and approval of this Agreement and the Transactions, including the Merger, to the stockholders of the Company (such recommendation, the “Company Board Recommendation”);

WHEREAS the Board of Directors of Parent (the “Parent Board”) has (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of Parent and its stockholders, (b) declared this Agreement and the Transactions, including the Merger, advisable and (c) approved this Agreement, the execution and delivery by Parent of this Agreement, the performance by Parent of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein;

WHEREAS the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of Parent (in its capacity as the sole stockholder of Merger Sub) and Merger Sub, (b) declared this Agreement and the Transactions, including the Merger, advisable, (c) approved this Agreement, the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (d) resolved to recommend adoption and approval of this Agreement and the Transactions, including the Merger, to Parent (in its capacity as the sole stockholder of Merger Sub);

WHEREAS as promptly as practicable following the execution and delivery of this Agreement (and in any event within 24 hours), Parent will execute and deliver, in its capacity as the sole stockholder of Merger Sub, a written consent adopting and approving this Agreement and the Transactions, including the Merger (the “Merger Sub Stockholder Approval”); and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. Merger. On the terms and subject to the conditions set forth in this Agreement, and pursuant to and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

SECTION 1.02. Merger Effective Time. As soon as practicable on the Closing Date, on the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Sub will cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”) and shall deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by Parent and the Company prior to the filing of the Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.03. Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

SECTION 1.04. Charter and Bylaws of the Surviving Company. At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation attached hereto as Exhibit A and the bylaws of Merger Sub as in effect on the date hereof (except that each reference to Apogee Merger Sub Inc. therein shall be replaced with a reference to Astra Space, Inc. and the bylaws shall reflect such changes as shall be necessary to comply with Section 5.13 (collectively, the “Surviving Company Organizational Documents”), respectively, and as so amended and restated shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law and in each case consistent with the obligations set forth in Section 5.13.

SECTION 1.05. Board of Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case in accordance with the Surviving Company Organizational Documents and applicable Law. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until their respective successors are elected or appointed and qualified or their earlier death, resignation or removal, in each case in accordance with the Surviving Company Organizational Documents and applicable Law.

SECTION 1.06. Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m. (New York City time) on the second business day following the satisfaction or waiver (to the extent such waiver is permitted herein and by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent such waiver is permitted herein and by applicable Law) of those conditions at such time), at the offices of Pillsbury Winthrop Shaw Pittman LLP, 31 West 52nd Street, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

ARTICLE II

Effect on the Share Capital of the Constituent Entities;

Payment of Consideration; Establishment of Segregated Account

SECTION 2.01. Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any equity thereof:

(a) Conversion of Merger Sub Shares. Each common share, par value $0.0001 per share, of Merger Sub (each, a “Merger Sub Share”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one authorized, validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company.

(b) Cancellation of Certain Shares. Each issued share of Class A common stock, par value $0.0001 per share, of the Company (each, a “Class A Share”) and each issued share of Class B common stock, par value $0.0001 per share, of the Company (each, a “Class B Share” and, together with the Class A Shares, the “Common Shares”) owned by the Company as treasury shares immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each Common Share issued and outstanding immediately prior to the Effective Time and owned by (i) any direct or indirect wholly owned Subsidiary of the Company, or (ii) Parent, Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub (including in connection with Section 2.01(d)), in each case, shall automatically be canceled and shall cease to exist and be outstanding and no consideration shall be delivered in exchange therefor.

(c) Conversion of Certain Common Shares.

(i) Each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (A) the Class A Rollover Shares, (B) any Common Shares canceled pursuant to Section 2.01(b) and (C) any Dissenting Shares) (such Common Shares, the “Converted Shares”) shall automatically be canceled and converted into the right to receive an amount in cash equal to $0.50, without interest (the “Merger Consideration”).

(ii) As of the Effective Time, all Converted Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of (A) a certificate that immediately prior to the Effective Time evidenced any Converted Shares (each, a “Certificate”) or (B) any Converted Shares that were uncertificated and represented by book-entry immediately prior to the Effective Time (each, a “Book-Entry Share”), in each case of clauses (A) and (B), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (less any applicable withholding Taxes pursuant to Section 2.02(g)) pertaining to the Converted Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor in accordance with this Section 2.01(c), and the right to receive dividends and other distributions in accordance with this Article II, in each case without interest.

(d) Rollover Shares. At the Effective Time, each (i) Class A Share and (ii) Class A Share subject to the Director RSU Award that has vested pursuant to Section 2.03(b), that is issued and outstanding immediately prior to the Effective Time and held by Parent or its Affiliates as of immediately prior to the Effective Time (the “Class A Rollover Shares”) as a result of having been acquired by Parent of its Affiliates pursuant to a rollover agreement in a form mutually acceptable to Parent and the Company (each a “Rollover Agreement”) or in connection with the funding of a capital commitment set forth in an Equity Commitment Letter shall be canceled and shall cease to exist (the “Rollover”) in accordance with Section 2.01(b); provided that the Rollover shall be permitted only if, as of immediately prior to the Effective Time, no Class B Shares are issued and outstanding (whether as a result of the redemption of such shares or the conversion of such shares into Class A Shares prior to such time).

SECTION 2.02. Exchange Fund. (a) Paying Agent. Not less than ten (10) business days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment and delivery of the aggregate Merger Consideration in accordance with this Article II and, in connection therewith, Parent and the Company shall enter into an agreement with the Paying Agent prior to the Closing Date in a form reasonably acceptable to Parent and the Company. At or prior to the Effective Time, Parent or Merger Sub shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States, (ii) short-term obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any and all interest earned on the funds in the Exchange Fund shall be paid by the Paying Agent to Parent. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Converted Shares to receive the Merger Consideration in accordance with this Article II. To the extent that there are investment losses or the Exchange Fund otherwise diminishes below the level necessary for the payment and delivery of the aggregate Merger Consideration in accordance with this Article II, Parent shall promptly deposit or cause to be deposited additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund as necessary to ensure that the Exchange Fund is at all relevant times at the level necessary for the payment and delivery of the aggregate Merger Consideration in accordance with this Article II. The Exchange Fund shall not be used for any purpose other than the payment of the Merger Consideration or payment to the Surviving Company as contemplated in this Section 2.02.

(b) Letter of Transmittal; Exchange of Class A Shares. As soon as practicable after the Effective Time (but in no event later than three (3) business days after the Effective Time), the Surviving Company or Parent shall cause the Paying Agent to mail to each holder of record of a Certificate a form of letter of transmittal (which (i) shall specify that delivery of a Certificate shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and (ii) shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may receive the applicable Merger Consideration and any dividends or other distributions to which they are entitled pursuant to this Article II. Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificate and without any action by any holder of record of Book-Entry Shares, the Paying Agent shall deliver to each such holder (other than to any holder in respect of Dissenting Shares), (A) a notice of the effectiveness of the Merger and (B) in the case of Converted Shares represented by Certificates and Book-Entry Shares, cash in an amount (subject to Section 2.02(g)) equal to the number of Converted Shares represented by such Certificate or Book-Entry Shares immediately prior to the Effective Time multiplied by the Merger Consideration to which such holder is entitled under this Article II, and such Certificates or Book-Entry Shares shall forthwith be canceled. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have established to the reasonable satisfaction of the Surviving Company and Parent that any transfer and other Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by this Section 2.02 and subject to Section 2.06, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration and any dividends or other distributions pertaining to Converted Shares formerly represented by such Certificate or Book-Entry Share as contemplated by this Article II. No interest shall be paid or shall accrue on the Merger Consideration payable with respect to Converted Shares pursuant to this Article II.

(c) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or Parent, the posting by such Person of a bond, in such customary amount as the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company shall cause the Paying Agent to pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration as contemplated by this Article II.

(d) Termination of Exchange Fund. At any time following the date that is 180 calendar days after the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been delivered to the Paying Agent and which has not been disbursed to former holders of Converted Shares, and thereafter such former holders shall be entitled to look only to the Surviving Company for, and the Surviving Company shall remain liable for, payment of their claims of the applicable Merger Consideration and any dividends or other distributions pertaining to their former Converted Shares that such former holders have the right to receive pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to any Governmental Authority pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(f) Transfer Books; No Further Ownership Rights in Common Shares. The Merger Consideration paid in respect of Converted Shares upon surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Converted Shares previously represented by such Certificates or Book-Entry Shares, subject, however, to Section 2.06. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Converted Shares that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, the former holders of Converted Shares formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Converted Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

(g) Withholding Taxes. Merger Sub, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986 (the “Code”), or under any provision of other applicable Tax Law. To the extent amounts are so withheld, such withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The parties hereto hereby agree to use their respective reasonable best efforts to cooperate to eliminate or reduce to the greatest extent possible any such deduction or withholding.

SECTION 2.03. Company Awards. (a) At the Effective Time, each Company Option other than an Underwater Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into an option to purchase shares of class A common stock, par value $0.0001 per share, of Parent (such shares, the “Parent Class A Common Stock”) (each such option, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted Option shall be exercisable for that number of shares of Parent Class A Common Stock equal to the number of shares of Company Stock subject to the Company Option immediately before the Effective Time; and (ii) the per share exercise price for each share of Parent Class A Common Stock issuable upon exercise of the Converted Option shall be equal to the exercise price per share of Company Stock of such Company Option immediately before the Effective Time. At the Effective Time, each Underwater Option shall, automatically and without any required action on the part of the holder thereof, be canceled for no consideration.

(b) At the Effective Time, any vesting conditions applicable to each Company RSU Award held by any director of the Company who is not an employee of the Company (a “Director RSU Award”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full.

(c) At the Effective Time, each Company RSU Award that has vested in accordance with its terms, or as provided by Section 2.03(b) in the case of Director RSU Awards (other than the Class A Rollover Shares), shall, automatically and without any required action on the part of the holder thereof, be canceled and shall only entitle the holder of such Company RSU Award to receive (without interest) an amount in cash equal to (x) the number of Class A Shares subject to such Company RSU Award or to such Director RSU Award (as the case may be) immediately prior to the Effective Time multiplied by (y) the Merger Consideration. As promptly as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), the Surviving Company shall pay (or cause to be paid through such other method as the Company utilizes for payments to such Persons) to the holders of the Company RSU Awards and Director RSU Awards the amounts contemplated by this Section 2.03(c); provided that, with respect to any Company RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Company Incentive Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code. At the Effective Time, each Company RSU Award that has not vested in accordance with its terms shall, automatically and without any required action on the part of the holder thereof, be canceled for no consideration.

(d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take all actions as it deems necessary or appropriate to ensure that (i) no Option Period (as defined in the Company ESPP) under the Company ESPP shall be commenced on or after the date of this Agreement, (ii) beginning on the date of this Agreement, no new participants may join the Company ESPP during an Option Period in existence under the Company ESPP as of the date of this Agreement (such purchase period(s) collectively, the “Existing Purchase Period”), (iii) beginning on the date of this Agreement, no participant may increase the amount of such participant’s payroll deductions with respect to the Existing Purchase Period and (iv) the Company ESPP shall terminate on the earliest of (A) immediately following the purchase date for the Existing Purchase Period, (B) two (2) business days prior to the Effective Time, in which case all participant contributions under the Company ESPP shall be used to purchase Class A Shares on such date in accordance with the terms of the Company ESPP as if such date was the last day of the Existing Purchase Period (such earlier date, the “ESPP Purchase Date”) and (C) the date that the Company otherwise terminates the Company ESPP.

(e) Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Incentive Plan or the Company ESPP and obtain any necessary consents, waivers or releases, and the Company or the Company Board (or, if appropriate, any committee administering the Company Incentive Plan or the Company ESPP), as applicable, shall adopt any resolutions and take any other actions that are necessary or appropriate to: (i) effectuate the treatment of the Company Equity Awards and the Company ESPP pursuant to this Section 2.03; and (ii) ensure that after the Effective Time, neither any holder of a Converted Option, an Underwater Option, or a Company RSU Award, any beneficiary thereof, nor any other participant in any Company Incentive Plan shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Incentive Plan, except as provided in this Section 2.03.

(f) Prior to the Effective Time, the Company shall deliver to the holders of Company Options and Company RSU Awards notices, in a form reasonably acceptable to Parent, setting forth the effect of the Merger on such holders’ rights and describing the treatment of such awards in accordance with this Section 2.03.

(g) Parent will (i) reserve for issuance the number of shares of Parent Class A Common Stock that will become subject to the Converted Options, and (ii) issue or cause to be issued the appropriate number of shares of Parent Class A Common Stock, upon the exercise of the Converted Options.

SECTION 2.04. Warrants. At the Effective Time:

(a) Each Company Warrant will, immediately after the Merger becomes effective, without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be exchanged for warrants to purchase shares of Series A preferred stock, par value $0.0001 per share, of Parent (the “Parent Series A Preferred Stock”) in accordance with the Warrant Exchange Agreement.

(b) Each ShareIntel Warrant shall, automatically and without any required action on the part of the holder thereof, be canceled and shall cease to exist in exchange for the right to receive from the Surviving Company, an amount (subject to any applicable withholding Tax) in cash equal to the product of (i) the number of Class A Shares of the Company issuable upon exercise of such ShareIntel Warrant immediately prior to the Effective Time, multiplied by (ii) the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such ShareIntel Warrant. The foregoing payment (if any) shall be paid to the ShareIntel Warrant holder (without interest) on the same terms and subject to the same conditions as apply to payments to the Public Stockholders generally. The cancellation of the ShareIntel Warrant as provided in the immediately preceding sentence will be deemed a release of, among other things, any and all rights the holder thereof had or may have had in respect of such ShareIntel Warrant.

SECTION 2.05. Company Convertible Notes. Each Company Convertible Note then outstanding will, immediately after the Merger becomes effective, without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be converted into shares of Parent Series A Preferred Stock in accordance with the Noteholder Conversion Agreement.

SECTION 2.06. Shares of Dissenting Holders. (a) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, each Dissenting Share shall automatically be canceled (but shall not entitle its holder to receive the applicable consideration in respect of such canceled Dissenting Share contemplated by Section 2.01) and, without any further action on the part of the Company, Merger Sub or the holder of such Dissenting Share, automatically be converted into the right to receive the appraised fair value of such Dissenting Share in accordance with the provisions of Section 262 of the DGCL unless and until such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such holder’s rights to receive payment under Section 262 of the DGCL.

(b) In the event that a holder of Dissenting Shares fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such holder’s rights to receive payment under Section 262 of the DGCL, then such Dissenting Shares will no longer be Dissenting Shares for purposes of this Agreement and instead will be treated as the applicable class of Common Shares, and such holder shall have no rights with respect to such Dissenting Shares, and instead shall have the rights with respect to such Common Shares contemplated by Section 2.01.

(c) The Company shall (i) give Parent prompt written notice of any written demands for appraisal of Dissenting Shares and any other written instruments, notices, petitions or other communications received by the Company or its Representatives in connection with the foregoing and (ii) give Parent the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal pursuant to the DGCL in respect of such Dissenting Shares. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands, or agree to do any of the foregoing.

SECTION 2.07. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Common Shares shall have been changed into a different number of Common Shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

SECTION 2.08. Segregated Account. Subject to the restrictions set forth in this Agreement, as promptly as reasonably practicable following the execution of this Agreement, the Company shall (a) deposit into a segregated deposit, payroll or similar account, which the parties hereto agree is intended to be free and clear of any Liens (including, for the avoidance of doubt, security interests of any holders of Company Convertible Notes pursuant to deposit account control agreements or otherwise), at a nationally recognized bank insured by the Federal Deposit Insurance Corporation (the “Segregated Account”) an amount in cash equal to Three Million Five Hundred Thousand ($3,500,000) dollars (the “Segregated Funds”), (b) withdraw any funds held in the Segregated Account other than the Segregated Funds and (c) suspend any automatic withdrawal arrangements applicable to the Segregated Account. Subject to completing any withdrawals required by the foregoing clause (b), the Segregated Account shall contain no funds other than the Segregated Funds, and the Segregated Funds shall be managed by the Company at the reasonable direction of the Special Committee, consistent with such directors’ fiduciary duties under applicable Laws. For the avoidance of doubt, nothing in this Section 2.08 shall be construed as inconsistent with the other provisions of this Agreement.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date of this Agreement by the Company and publicly available prior to the date of this Agreement (the “Filed SEC Documents”), other than, in the case of clause (B), disclosure contained in any such Filed SEC Documents under the headings “Risk Factors” or “Cautionary Statements About Forward Looking Statements” or similar headings, or disclosure of any risks generally faced by participants in the industries in which the Company operates, in each case without disclosure of specific facts and circumstances.

SECTION 3.01. Organization; Standing. (a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. A true and complete copy of each of the Company Organizational Documents in effect as of the date hereof is included in the Filed SEC Documents.

(b) Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by such Subsidiary or the character or location of the properties and assets owned or leased by such Subsidiary makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02. Capitalization. (a) The authorized share capital of the Company consists of 466,000,000 shares, consisting of (x) 400,000,000 Class A Shares, (y) 65,000,000 Class B Shares and (z) 1,000,000 shares of preferred stock, with the par value of $0.0001 per share (the “Preferred Stock”). At the close of business on February 26, 2024 (the “Capitalization Date”), (i) 19,003,923 Class A Shares were issued and outstanding, (ii) 3,702,613 Class B Shares were issued and outstanding, (iii) no shares of Preferred Stock were issued and outstanding, (iv) no Class A Shares were held by the Company as treasury shares or held by its Subsidiaries, (v) no Class B Shares were held by the Company as treasury shares or held by its Subsidiaries, (vi) 1,105,850 Class A Shares were issuable in respect of outstanding Company Options, (vii) 524,332 Class A Shares were issuable in respect of outstanding Company RSU

Awards, (viii) 2,065,472 Class A Shares were reserved for future issuance under the Company Incentive Plan, (ix) no Class A Shares could be acquired with accumulated payroll deductions under the Company ESPP as of the ESPP Purchase Date (assuming that (A) the market price of a Class A Share as of the ESPP Purchase Date is equal to the Merger Consideration and (B) payroll deductions continue at the rate in effect as of the Capitalization Date), (x) 35,005,953 Class A Shares were issuable in respect of outstanding Company Convertible Notes, (xi) 4,611,149 Class A Shares were issuable in respect of outstanding Company Warrants and (xii) 1,667 Class A Shares were issuable in respect of the outstanding ShareIntel Warrant. Since the Capitalization Date through the date of this Agreement, other than (A) in connection with the settlement or exercise, as applicable, of Company Equity Awards or purchase rights under the Company ESPP that were outstanding on the Capitalization Date and included in the preceding sentence or (B) as would be permitted by this Agreement (including Section 5.01) had such issuance occurred during the period from the date of this Agreement until the Effective Time, neither the Company nor any of its Subsidiaries has issued any Company Securities.

(b) Except as set forth in, or as contemplated by, Section 3.02(a), as of the date of this Agreement, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding subscriptions, options, warrants, calls, phantom equity rights, profits interests or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”) and (iv) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than in connection with the Company Equity Awards or purchase rights under the Company ESPP, there are no outstanding agreements or instruments of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.), No direct or indirect Subsidiary of the Company owns any Common Shares. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition or voting with respect to any Company Securities. No holder of Company Securities has any right to have such Company Securities registered by the Company. All issued and outstanding Common Shares have been authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Class A Shares are the only issued and outstanding classes of equity securities of the Company registered under the Exchange Act.

(c) All of the issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned, directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens, except for Permitted Liens, and transfer restrictions, other than transfer restrictions of general applicability, as may be provided under the Securities Act of 1933 (collectively, the “Securities Act”) or other applicable securities Laws. Each issued and outstanding share capital or share of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscription rights, options, warrants, anti-dilutive rights, rights of first refusal or similar rights, calls, contracts or other commitments that obligate the Company or any Subsidiary of the Company to issue (other than to the Company or any Subsidiary of the Company) any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights (to Persons other than the Company or any Subsidiary of the Company) with respect to any securities of any Subsidiary of the Company.

(d) All grants of Company Equity Awards and purchase rights under the Company ESPP were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the Company Incentive Plan, the Company ESPP and applicable Law. The Company has provided Parent with a complete and correct list, as of the date of this Agreement, of (i) each outstanding Company Option (including Company Performance-Based Options), including the date of grant, exercise price, vesting schedule, performance-based vesting conditions, vesting acceleration provisions and number of shares of Class A Shares subject thereto, and (ii) each Company RSU Award, including the date of grant, vesting schedule and vesting acceleration provisions, and number of Class A Shares subject thereto.

SECTION 3.03. Authority; Noncontravention. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the Required Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been unanimously authorized and approved by the Company Board (with Chris Kemp, Adam London and Scott Stanford abstaining from voting on the approval of the Transactions, including the Merger), acting on the Special Committee Recommendation, and, except for obtaining the Required Stockholder Approval, assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.12, and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws, now or hereafter in effect, of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exception”).

(b) The Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and its Public Stockholders and (ii) resolved, subject to Section 5.02, to make the Special Committee Recommendation, and, as of the date of this Agreement, such Special Committee Recommendation has not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Board (with Chris Kemp, Adam London and Scott Stanford abstaining from voting on the approval of the Transactions, including the Merger), at a meeting duly called and held, acting on the Special Committee Recommendation, has (i) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) declared this Agreement and the Transactions, including the Merger, advisable, (iii) approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of the covenants and agreements contained herein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (iv) resolved, subject to Section 5.02, to make the Company Board Recommendation, and, as of the date of this Agreement, such Company Board Recommendation has not been subsequently rescinded, modified or withdrawn in any way.

(d) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Required Stockholder Approval, conflict with or violate any provision of (A) the Company Organizational Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.12 and that the Required Stockholder Approval is obtained, the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in each case prior to the Effective Time, (A) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (B) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which the Company or its Subsidiaries, as applicable, are bound or give rise to any right to terminate, cancel, amend, modify or accelerate the Company’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (C) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which the Company or any of its Subsidiaries is bound or (D) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (i)(B) and (ii) of this sentence, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay, interfere with, hinder or impair the consummation by the Company of any of the Transactions in accordance with the terms of this Agreement.

(e) Assuming (i) the issued and outstanding Class B Shares represent fifty percent (50%) or more of the total voting power of the outstanding shares of capital stock of the Company that would be entitled to vote in the election of directors at an annual meeting of the Company’s stockholders and (ii) the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.11, the Required Stockholder Approval may be satisfied by the execution and delivery of a written consent to approve and adopt this Agreement and the Transactions, including the Merger, in accordance with Section 228 and Section 251(c) of the DGCL by stockholders of the Company holding, as of the record date for determining stockholders entitled to participate in such action by written consent, a majority of the aggregate voting power of the outstanding Class A Shares and Class B Shares entitled to vote thereon, voting together as a single class, and sixty-six and two-thirds percent (66 2/3%) of the outstanding Class B Shares entitled to vote thereon, voting as a separate class. Other than the Required Stockholder Approval, no vote, consent or approval by the stockholders of the Company is required to adopt and approve this Agreement and the Transactions, including the Merger.

SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act, (b) compliance with the applicable requirements of the Securities Exchange Act of 1934 (collectively, the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Information Statement and Schedule 13E-3, (c) compliance with the rules and regulations of the NASDAQ Capital Market, (d) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL, (e) compliance with any applicable state securities or blue sky laws (collectively, the “Governmental Approvals”), and assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.12, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay, interfere with, hinder or impair the consummation by the Company of any of the Transactions in accordance with the terms of this Agreement.

SECTION 3.05. Company SEC Documents; Internal Controls. (a) Except as set forth in Schedule 3.05(a) of the Company Disclosure Letter, the Company has timely filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portions that are amended or supplemented (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date of this Agreement, the date of the filing of such amendment or supplement, with respect to the disclosures that are amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to the Company SEC Documents. Notwithstanding anything to the contrary herein, none of the representation and warranties contained in this Section 3.05(a) are made with respect to the Information Statement or the Schedule 13E-3 or any other report, schedule, form, statement or other document required to be filed or furnished with the SEC in connection with the Transactions.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”), as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the consolidated financial statements that are amended, supplemented or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to the Company. With respect to each Company SEC Document, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 or 906 of the Sarbanes-Oxley Act with respect to such Company SEC Documents. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market.

(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(e) Since July 1, 2021, neither the Company nor any director, officer or accountant (to the extent communicated to the Company) thereof, has received any material complaint, allegation, assertion or claim, whether written or oral, that (i) the Company has engaged in illegal or fraudulent accounting practices, (ii) there are any significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company which have materially and adversely affected the ability of the Company to record, process, summarize and report financial data or (iii) there is any fraud, whether or not material, involving management or other employees that was reported to the Company Board or management of the Company.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

SECTION 3.06. Absence of Certain Changes. Except as set forth on Schedule 3.06 of the Company Disclosure Letter, since September 30, 2023 through the date hereof, there has not been any Material Adverse Effect that has not been disclosed in the Filed SEC Documents.

SECTION 3.07. Legal Proceedings. Except (a) for any Transaction Litigation or (b) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay, interfere with, hinder or impair the consummation by the Company of any of the Transactions in accordance with the terms of this Agreement, there is no (x) pending or, to the Knowledge of the Company, threatened in writing, Action or, to the Knowledge of the Company, investigation against the Company or any of its Subsidiaries by any Governmental Authority or (y) outstanding injunction, order, judgment, ruling, decree or writ of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries (in their capacity as such) or, to the Knowledge of the Company, any other Person for whom the Company or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.

SECTION 3.08. Compliance with Laws; Permits. (a) The Company and each of its Subsidiaries (i) are, and have been since July 1, 2021, in compliance with all state, federal or foreign laws, statutes, common laws, ordinances, codes, rules and regulations (collectively, “Laws”) and Judgments, in each case, applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) have not since July 1, 2021 received from any Governmental Authority any written, or to the Knowledge of the Company, oral, notice or communication asserting any noncompliance with any such Laws, except for any such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all valid licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the lawful conduct of their respective businesses as each such business is currently conducted (collectively, “Permits”), except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The operation of the business of the Company and each of its Subsidiaries as currently conducted is not, and has not been since July 1, 2021, in violation of, nor are the Company or any of its Subsidiaries in default or violation under, any Permits and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any terms, conditions or provisions of any Permit, except where such default or violation of such Permit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.09. Anti-Corruption; Sanctions; Export Control; Anti-Money Laundering. (a) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries are in violation, or since July 1, 2021, have been in violation, of any Anti-Bribery Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, since July 1, 2021, except as set forth on Schedule 3.09(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees or agents, acting on behalf of the Company or any of its Subsidiaries, has made or caused to be made any Payments, (i) to or for the use or benefit of any Government Official, (ii) to any other Person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other Person, or will reimburse such other Person for Payments previously made, to any Government Official or (iii) to any other Person, to obtain or keep business or to secure some other improper advantage, in violation of Anti-Bribery Laws, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has policies, procedures and controls that are reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their respective employees, agents or other Persons acting on behalf of any of them, (i) is the subject or target of any sanctions or trade embargoes imposed, enforced or administered by the Office of Foreign Assets Control of the United States Treasury Department, the U.S. Department of State, and the U.S. Department of Commerce, the United Nations Security Council, the European Union, and the United Kingdom (collectively, “Economic Sanctions”), (ii) make any sales to or engage in business activities with or for the benefit of any Persons or jurisdictions that are the subject or target of any Economic Sanctions that would cause any Person to be in violation of any Economic Sanctions, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) is engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Export Control Laws (as defined in Section 3.09(c)). Since July 1, 2021, none of the Company or any of its Subsidiaries has taken any action that would constitute a material violation of any Economic Sanctions, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries are in violation, or since July 1, 2021, have been in violation, of any applicable export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import laws and orders administered by the U.S. Customs and Border Protection, the EU Dual Use Regulation, the UK Export Control Order 2008 and any other applicable non-U.S. Governmental Authorities (collectively, “Export Control Laws”), except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Action or, to the Knowledge of the Company, investigation, by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to Money Laundering Laws, Anti-Bribery Laws, Economic Sanctions or Export Control Laws is pending or, to the Knowledge of the Company, threatened.

SECTION 3.10. Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) Each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate, and all Taxes owed by the Company and each of its Subsidiaries that are due have been timely and fully paid (whether or not showed to be due on a Tax Return), other than any such Taxes that are being contested in good faith or have been adequately reserved against in accordance with GAAP.

(b) Except as set forth on Schedule 3.10(b) of the Company Disclosure Letter, as of the date of this Agreement, the Company has not received written notice of any pending or, to the Knowledge of the Company, threatened audits, examinations, investigations, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries. No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which the Company or any of its Subsidiaries currently does not file Tax Returns that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return in such jurisdiction.

(c) There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(d) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).

SECTION 3.11. Employee Benefits. (a) Each Company Plan has been administered in compliance with its terms and applicable Laws and the Company and its Subsidiaries have complied with all Laws related to compensation and benefit plans, programs, agreements or arrangements, in each case, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened Action relating to the Company Plans, other than routine claims for benefits.

(b) Each Company Plan that, as of the date of this Agreement, is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan, except where such loss of qualification status would not, individually or in the aggregate, reasonably be material to the Company and its Subsidiaries.

(c) Neither the Company nor any of its ERISA Affiliates has ever maintained or contributed to a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan (as defined in Section 4001 of ERISA), any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), any “multiple employer plan” (as defined in C.F.R. Section 4001.02) or a plan subject to Section 413(c) of the Code, any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or applicable state Law or any “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code) or other funded arrangement for the provision of welfare benefits. “ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with or a member of an “affiliate service group” with the Company or any of its Subsidiaries as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

(d) Except as required under applicable Law or where the costs are borne solely by the participant (or such participant’s dependents or beneficiaries), no Company Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment.

(e) Except as otherwise provided in Section 2.03 or as set forth in Schedule 3.11(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement, nor the consummation of the Transactions may, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to any compensation or benefits (including any termination, severance, change of control or similar benefit or otherwise), (ii) accelerate the time of payment or vesting, or increase the amount of compensation or other amounts due to any director, officer or employee of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (v) result in the payment of any amount or any benefits that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f) No current or former employee, director or other service provider of or to the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(g) All Company Plans that are maintained outside of the United States that provide benefits in respect of any employee of the Company or any of its Subsidiaries who is primarily based outside of the United States (i) have been maintained in accordance with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.12. Labor Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, (i) to the Knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries ongoing, pending or threatened against the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any such employees has been made by or on behalf of any labor or similar organization, (ii) no approvals of any works council, labor union or similar organization are required under applicable Law in connection with the execution or delivery of this Agreement or any of the other Transaction Agreements, or the consummation of the Transactions, (iii) there is no ongoing, pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries and (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding ongoing, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in compliance with all applicable Laws regarding labor and unfair labor practices, employment and employment practices and terms and conditions of employment, including Laws relating to discrimination, paying and withholding of Taxes, hours of work, the classification of service providers and the payment of wages or overtime wages, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no investigation, review, complaint or proceeding by or before any Governmental Authority or otherwise with respect to the Company or any of its Subsidiaries in relation to the employment or alleged employment of any individual is ongoing, pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received any notice indicating an intention to conduct the same.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since July 1, 2021, the Company and its Subsidiaries have not received or been subject to any complaints, claims or actions alleging sexual harassment, sexual misconduct, bullying or discrimination committed by any director, officer or other managerial employee of the Company or any of its Subsidiaries or alleging a workplace culture that would encourage or be conducive to the foregoing.

SECTION 3.13. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since July 1, 2021, in material compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice of violation, claim, settlement or order since July 1, 2021 (or that otherwise remains unresolved) alleging that the Company or any of its Subsidiaries is in material violation of or has any liability under any Environmental Law, (b) the Company and each of its Subsidiaries possesses and is, and has been since July 1, 2021, in material compliance with all Permits required under Environmental Laws for the operation of their respective businesses as currently conducted (“Environmental Permits”), (c) to the Knowledge of the Company and except as set forth in Schedule 3.13(c) of the Company Disclosure Letter, there has been no Release of or exposure to any Hazardous Materials in violation of Environmental Law that would reasonably be expected to result in any Action under any Environmental Law against the Company or any of its Subsidiaries, (d) there are no Liens or Actions under or pursuant to any Environmental Law or Environmental Permit that are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (e) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are outstanding obligations on the part of the Company or its Subsidiaries arising under Environmental Laws and (f) the Company made available to Parent and its Representatives copies of any written environmental reports, audits, and site assessments completed since July 1, 2021 in the possession of the Company or any of its Subsidiaries pertaining to (i) any unresolved liabilities under Environmental Law, (ii) any Release of Hazardous Materials by the Company or any of its Subsidiaries or at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

SECTION 3.14. Intellectual Property. (a) The Company and its Subsidiaries own all Company Intellectual Property, and hold all right, title and interest in and to the Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens. The Company and its Subsidiaries own or have sufficient rights to use all material Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted; provided that nothing in this Section 3.14(a) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.14(b). All material Company Intellectual Property that is registered or issued is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) To the Knowledge of the Company, (i) no Person is misappropriating, violating or infringing, and no Person has misappropriated, violated or infringed, the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe and has not misappropriated, violated or infringed the Intellectual Property rights of any other Person.

SECTION 3.15. IT Assets; Data Privacy; Cybersecurity. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since July 1, 2021, in compliance with all Privacy Requirements. Since July 1, 2021, neither the Company nor any Company Subsidiary has (i) been the subject of any Action regarding its collection, storage, transfer, maintenance, processing or use of any Personal Data and there are no such Actions, governmental investigations or claims pending, threatened in writing, or, to the Knowledge of the Company, otherwise threatened related to any applicable Privacy Requirements, or (ii) notified, or been legally required to provide any notices to any Governmental Authority, data subjects or individuals in connection with a Sensitive Information Breach, except in each case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The IT Assets operate and perform materially in accordance with their documentation and functional specifications and are adequate and sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, none of the IT Assets contain any virus, “trojan horse”, worm or other code, software routine or instructions designed to permit unauthorized access to or to disable, erase or otherwise harm the IT Assets or Sensitive Information, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Since July 1, 2021, none of the Company or its Subsidiaries has experienced any failures, crashes, malfunctions or similar incidents with respect to its IT Assets or any Sensitive Information Breaches, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have implemented and maintain commercially reasonable administrative, technical, and physical safeguards reasonably designed to protect the security, confidentiality, integrity, and availability of IT Assets and Sensitive Information from unauthorized processing, disclosure, use, access or unlawful destruction, loss or alteration, taking into account the risks to and sensitivity of the data processed by the Company and its Subsidiaries.

(d) None of the IT Contracts are liable to be terminated or otherwise materially affected by a change of control of the Company or any of its Subsidiaries, and there is no reason to believe that any of the IT Contracts will not be renewed on the same or substantially the same terms when they expire. The Company and its Subsidiaries have undertaken appropriate due diligence in line with industry standards and practices on any third parties that process or have access to Sensitive Information or that have access to critical IT Assets.

SECTION 3.16. Anti-Takeover Provisions. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.11, the Special Committee has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to this Agreement and to the consummation of the Transactions, including the Merger. To the Knowledge of the Company, no other Takeover Law applies or will apply to this Agreement or to the consummation of Transactions, including the Merger. No stockholder rights agreement, “poison pill” or similar anti-takeover agreement or anti-takeover provision in the Company Organizational Documents applies or will apply to the Company with respect to this Agreement or the Transactions, including the Merger.

SECTION 3.17. Contracts. (a) For purposes of this Agreement, “Material Contract” means (i) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans), (ii) any Contracts solely between (x) the Company, on the one hand, and one or more of its Subsidiaries, on the other hand, (y) the Company’s Subsidiaries, or (z) the Company or one or more of its Subsidiaries, on the one hand, and the Specified Holders or any of their Affiliates, on the other hand, or (iii) any Contracts related to the Transactions (including the Merger)), in each of clause (i), (ii) or (iii), that is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Each Material Contract is valid and binding on the Company or its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and is enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and except as set forth in Schedule 3.17(b) of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries, as applicable, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract and is not in breach of or default under such Material Contract, (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract and (iii) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract. From July 1, 2021 to the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice or, to the Knowledge of the Company, any other notice, from any other party to any Material Contract that it intends to (A) terminate such Material Contract or (B) seek to change, materially and adversely, the terms and conditions of such Material Contract.

SECTION 3.18. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or hold policies of insurance with financially sound and reputable insurers, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries. All such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, all premiums due have been paid in full, no insurance claim has been disputed or denied by the applicable insurer, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a material breach or a material default by any insured thereunder.

SECTION 3.19. Opinion of Financial Advisor. The Special Committee (in such capacity) has received the opinion of Houlihan Lokey Capital, Inc. (“Houlihan”), as financial advisor to the Special Committee, on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the Public Stockholders (except as set forth in such opinion) in the Merger is fair, from a financial point of view, to the Public Stockholders, as of the date of such opinion. It is agreed and understood that such opinion is for the benefit of the Special Committee and may not be relied on by Parent or Merger Sub for any purpose. The Company shall provide to Parent, solely for informational purposes, a written copy of such opinion promptly following the execution of this Agreement.

SECTION 3.20. Brokers and Other Advisors. Except for Houlihan and as set forth on Schedule 3.20 of the Company Disclosure Letter, the fees (the aggregate amount of which have been disclosed to Parent or its legal counsel on or prior to the date hereof) and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other similar Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.21. Title to Properties and Assets. (a) The Company and its Subsidiaries have not owned, do not own and are not a party to any purchase and sale agreement, option or other agreement granting to them the right to purchase or own any real property of any kind.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have valid leasehold, subleasehold or license interests in all Leased Real Property, free and clear of all Liens, except Permitted Liens, and (ii) there exists no default or event of default under any of the Real Property Leases (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable) or, to the Knowledge of the Company, as of the date of this Agreement, any other party to the Real Property Leases. There are no subleases, licenses or occupancy agreements to which the Company or any Subsidiary is a party (as landlord or licensor).

SECTION 3.22. No Other Representations or Warranties. (a) Except for the representations and warranties expressly made by the Company in this Article III and the certificate delivered by the Company pursuant to Section 6.02(a), neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties expressly made by the Company in this Article III and the certificate delivered by the Company pursuant to Section 6.02(a), neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) any oral, written or other information presented or provided to Parent, Merger Sub or any of their respective Representatives or Affiliates in the course of their due diligence investigation of the Company and its Subsidiaries, the negotiation of this Agreement or the course of the Transactions.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that neither Parent nor Merger Sub, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to Parent, any of its Subsidiaries or Merger Sub, whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV and the certificate delivered by the Parent and Merger Sub pursuant to Section 6.03(a), including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Company or any of its Representatives, and that the Company has not relied on any such other representation or warranty not set forth in Article IV and the certificate delivered by the Parent and Merger Sub pursuant to Section 6.03(a).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection):

SECTION 4.01. Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly incorporated, validly existing and is in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Authority; Noncontravention; Voting Requirements. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the Merger Sub Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, have been unanimously authorized and approved by each of the Parent Board and the Merger Sub Board, as applicable, and, except for filing the Certificate of Merger with the Secretary of State pursuant to the DGCL and obtaining the Merger Sub Stockholder Approval (which approval shall be provided by the written consent of Parent as promptly as practicable following the execution of this Agreement (and in any event within 24 hours)), no other action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.

(b) The Parent Board has, and the Merger Sub Board has unanimously, (i) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of, Parent and Merger Sub and (ii) adopted resolutions that have approved and declared advisable this Agreement and the Transactions, and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificates or articles of incorporation, memorandum of association, by-laws or other comparable charter or organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming that the Merger Sub Stockholder Approval is obtained, the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in each case prior to the Effective Time, (A) violate any Law applicable to Parent or Merger Sub, (B) violate or constitute a default under (with or without notice, lapse of time or both) any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries, as applicable, are bound or give rise to any right to terminate, cancel, amend, modify or accelerate Parent’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (C) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which Parent or any of its Subsidiaries is bound or (D) result in the creation of any Lien on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i)(B), (i)(C) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) The Merger Sub Stockholder Approval (which approval shall be provided by the written consent of Parent as contemplated by Section 5.10) is the only vote or approval of the holders of any class or series of shares of Merger Sub that is necessary to approve this Agreement and the Merger.

(e) Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.02, as of the date of the delivery of the Stockholder Consent, (i) the Specified Stockholders own all of the Class B Shares outstanding as of such time, and (ii) the Specified Stockholders own a majority of the aggregate voting power of the Common Shares outstanding as of such time.

SECTION 4.03. Governmental Approvals. Except for the Governmental Approvals, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No Person that (i) is an Affiliate of Parent or Merger Sub and (ii) is not a party to a Commitment Letter or this Agreement is required under applicable Law to make or obtain any Consent, filing, declaration or registration in connection with the Transactions.

SECTION 4.04. Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incidental to its formation and those in furtherance of the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.

SECTION 4.05. Financing; Commitment Letters. (a) As of the date hereof, Parent has delivered to the Company (i) true, correct and complete copies of fully executed equity commitment letters dated as of the date hereof, together with all schedules, exhibits, annexes and term sheets attached thereto (the “Equity Commitment Letters”), from the parties thereto (collectively, the “Equity Commitment Parties”), pursuant to which the Equity Commitment Parties have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the amounts set forth therein for the purpose of consummating the Merger (such financing, the “Equity Financing”) and (ii) a true, correct and complete copy of a fully executed debt commitment letter dated as of the date hereof, together with all schedules, exhibits, annexes and term sheets attached thereto (the “Debt Commitment Letter”, and together with the Equity Commitment Letters, the “Commitment Letters”), from the party thereto (the “Debt Commitment Party”, and together with the Equity Commitment Parties, the “Commitment Parties”), pursuant to which the Debt Commitment Party has committed, subject to the terms and conditions thereof, to purchase notes from Parent, directly or indirectly, in the amount set forth therein for the purpose of consummating the Merger (such financing, the “Debt Financing”, and together with the Equity Financing, the “Financing”). As of the date of this Agreement, the Commitment Letters in the form delivered to the Company have not been amended or modified, no such amendments or modifications are contemplated by Parent and Merger Sub or, to the Knowledge of Parent and Merger Sub, any of the other parties thereto, and none of the obligations and commitments contained in such Commitment Letters have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated by Parent and Merger Sub or, to the Knowledge of Parent and Merger Sub, any of the other parties thereto. Assuming the Financing is funded in accordance with the Commitment Letters, the Rollover is consummated in accordance with the Rollover Agreements, and the satisfaction of the conditions set forth in Article VI, the funding of the commitments contemplated by the Commitment Letters, along with the Company’s Cash on Hand at the Closing and the Rollover contemplated by the Rollover Agreements, will, in the aggregate, be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration and any other amount required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions, including any fees and expenses payable by Parent or Merger Sub pursuant to this Agreement (the “Required Amount”).

(b) The Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and each of the other parties thereto, except as enforcement may be limited by and subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any party to the Commitment Letters. As of the date of this Agreement, and assuming the satisfaction of the conditions set forth in Article VI, Parent does not have any reason to believe that any party to the Commitment Letters will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it, that the conditions to the Financing in the Commitment Letters will not otherwise be satisfied or that the full amount of the Financing will not be available on the Closing Date. The only conditions precedent or other contingencies related to the obligations of the Commitment Parties to fund the full amount of the Financing are those expressly set forth in the Commitment Letters as of the date hereof. Except as set forth on Schedule 4.05 of the Parent Disclosure Letter, as of the date of this Agreement, there are no side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) to which Parent or any of its Affiliates is a party related to the Financing other than as expressly contained in the Commitment Letters and delivered to the Company prior to the date of this Agreement. For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or any Affiliate of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

SECTION 4.06. Certain Arrangements. Except as set forth on Schedule 4.06 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their respective Affiliates (including any Specified Stockholder) has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any holder of any Class A Shares issued and outstanding immediately prior to the Effective Time would be entitled to receive consideration of a different amount or nature than as set forth in this Agreement. As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) between Parent, Merger Sub, the Specified Stockholders, the Commitment Parties or any of their respective Affiliates, on the one hand, and any of the Company’s directors, officers, employees or Affiliates, on the other hand, the subject of which relates to the Transactions, including the Merger.

SECTION 4.07. Solvency. Assuming the accuracy of the representations and warranties of the Company set forth in Article III, after giving effect to the Merger, the Surviving Company will be able to pay its debts as they become due, will own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and will not have unreasonably small capital with which to conduct its businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Surviving Company.

SECTION 4.08. Brokers and Other Advisors. Except for Moelis & Company LLC, no broker, investment banker, financial advisor or other similar Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.09. No Other Representations or Warranties. (a) Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its

Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III and the certificate delivered by the Company pursuant to Section 6.02(a), Parent and Merger Sub hereby agree and acknowledge that (i) neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and Parent and Merger Sub are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates or any information developed by Parent, Merger Sub or any of their respective Representatives or Affiliates based thereon and (ii) neither the Company nor any of its Subsidiaries, nor any other Person, will have or be subject to any liability to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives or Affiliates, or the use by Parent, Merger Sub or any of their respective Representatives or Affiliates, of any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates, including in any “data rooms” or management presentations, in anticipation or contemplation of any of the Transactions. Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation and have not relied on any express or implied representations or warranties regarding the Company and its Subsidiaries other than those expressly set forth in Article III and the certificate delivered by the Company pursuant to Section 6.02(a).

(b) Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV and the certificate delivered by Parent and Merger Sub pursuant to Section 6.03(a), neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

SECTION 4.10. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened in writing, legal or administrative proceeding, suit, arbitration or action or, to the Knowledge of Parent and Merger Sub, investigation against Parent or any of its Subsidiaries or (b) outstanding Judgment imposed upon Parent or any of its Subsidiaries or any director or officer of Parent or any of its Subsidiaries (in their capacity as such) or, to the Knowledge of Parent, any other Person for whom Parent or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.

SECTION 4.11. Ownership of Common Shares. (a) None of Parent, Merger Sub, the Commitment Parties or any of their respective Affiliates (other than the Specified Stockholders), as of the date of this Agreement, is a party to any Contract, other arrangement or understanding (whether written or oral) (other than this Agreement and between or among any of the Specified Stockholders or as otherwise disclosed in any Schedule 13D filing with the SEC made by any of the Specified Stockholders) for the purpose of acquiring, holding, voting or disposing of any Common Shares, and (b) none of Parent, Merger Sub, the Commitment Parties or any of their respective Affiliates is or has been an “interested shareholder” under Section 203 of the DGCL subject to the restrictions on “business combinations” thereunder.

SECTION 4.12. National Security Matters. Except as set forth on Schedule 4.12 of the Parent Disclosure Letter, to the Knowledge of Parent and Merger Sub, none of the Parent, Merger Sub, the Commitment Parties, nor any of their respective Affiliates or investors is a “foreign person” within the meaning of 31 C.F.R. § 800.224.

SECTION 4.13. Operations of Company. Parent and Merger Sub each acknowledge that (a) the Company does not, and will not, have sufficient Cash on Hand or other sources of readily available funds to enable it to operate its businesses in the ordinary course of business during the period from the date of this Agreement until the Effective Time and (b) in the event of any failure by Parent to raise additional capital in order to operate the Company’s businesses during the period from the date of this Agreement until the Effective Time, neither Parent nor Merger Sub shall use any deterioration in the business, properties, assets, liabilities, financial condition or results of operations of the Company or its Subsidiaries as a basis to refuse to consummate the Transactions, including the Merger, or terminate the Agreement.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01. Conduct of Business. (a) Except (i) as required by applicable Law or Judgment, (ii) as expressly contemplated, permitted or required by this Agreement, (iii) to the extent reasonably undertaken in connection with any COVID-19 Measures, (iv) subject to Section 5.01(b)(xxi) and solely to the extent and for so long as the Company’s Cash on Hand (including, for the avoidance of doubt, any amounts held pursuant to escrow arrangements or in the Segregated Account) shall be less than an amount equal to the then in effect Minimum Cash Amount plus $500,000, in connection with any preparatory work required for seeking relief under the United States Bankruptcy Code, solely to the extent the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that the failure to conduct such preparatory work would be inconsistent with the directors’ fiduciary duties under applicable Laws, and which preparatory work shall take into account any such previously prepared preparatory work in order to minimize cost (“Bankruptcy Preparatory Work”) or (v) as described in Schedule 5.01(a) of the Company Disclosure Letter, in each case, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts (taking into consideration the financial condition and cash runway of the Company) to (x) carry on its business in all material respects in the ordinary course of business and (y) preserve intact in all material respects its and each of its Subsidiaries’ business organizations and existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships and the goodwill and reputation of the Company’s and its Subsidiaries’ respective businesses; provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 5.01(b) shall be deemed a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b); provided, further, that any effect resulting from the Company’s public announcement of its consideration of a potential filing of a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code shall not be deemed to constitute, or be taken into account in determining whether there has been, a breach of this Section 5.01(a).

(b) Except (i) as required by applicable Law or Judgment, (ii) as expressly contemplated, permitted or required by this Agreement, (iii) to the extent reasonably undertaken in connection with any COVID-19 Measures, (iv) subject to Section 5.01(b)(xxi) and solely to the extent and for so long as the Company’s Cash on Hand (including, for the avoidance of doubt, any amounts held pursuant to escrow arrangements or in the Segregated Account) shall be less than an amount equal to the then in effect Minimum Cash Amount plus $500,000, in connection with any Bankruptcy Preparatory Work or (v) as described in Schedule 5.01(b) of the Company Disclosure Letter, in each case, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i) issue, sell, transfer, pledge, dispose of, grant or authorize the issuance, sale, transfer, pledge, disposition or grant of, any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except any issuance of Common Shares or other securities as required pursuant to the vesting, settlement or exercise of Company Equity Awards or purchase rights under the Company ESPP, in each case outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Award or the Company ESPP, in each case in effect on the date of this Agreement;

(ii) redeem, purchase or otherwise acquire, directly or indirectly, any outstanding Common Shares or other equity or voting interests of the Company or its Subsidiaries or any rights, warrants or options to acquire any Common Shares or other equity or voting interests of the Company or its Subsidiaries, except (A) pursuant to the Company Equity Awards or purchase rights under the Company ESPP, in each case outstanding on the date of this Agreement and in accordance with the terms of the applicable Company Equity Award or the Company ESPP, in each case in effect on the date of this Agreement or (B) in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards;

(iii) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity or voting interests, except dividends or distributions from wholly owned Subsidiaries of the Company to other wholly owned Subsidiaries of the Company or to the Company;

(iv) split, combine, subdivide or reclassify any Common Shares or other equity or voting interests of the Company or any non-wholly owned Subsidiaries of the Company;

(v) (A) amend the Company Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company;

(vi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vii) except as required by the terms of any Company Plan, as in effect on the date hereof: (A) increase or commit to increase the compensation or other benefits payable or provided to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries; (B) increase or commit to increase, or accelerate or commit to accelerate, the funding, payment or vesting of compensation or benefits provided under any Company Plan; (C) grant, commit to grant or announce any cash or equity or equity-based incentive awards, bonus, change of control, severance or retention award to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries; (D) establish, adopt, enter into, terminate or materially amend any Company Plan (or any plan, program, agreement or arrangement that would be a Company Plan if in effect on the date hereof); (E) except as required by applicable Law, recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative of any employees of the Company or its Subsidiaries; (F) hire or engage, or furlough or terminate (other than for “cause”), the employment or engagement of any employee, consultant, independent contractor or individual service provider of the Company or any of its Subsidiaries whose title is “Vice President” or above or any other person whose annual base salary or wages exceeds $360,000 (other than hiring to replace a departed employee in the ordinary course of business consistent with past practice); (G) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee, consultant, independent contractor or individual service provider; (H) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, consultant, independent contractor, or other individual service provider of the Company or any of its Subsidiaries, except as may be required by applicable law or the terms of the Company Plan in effect as of the date hereof; or (I) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar action, to the extent such actions implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar Laws;

(viii) sell, pledge, dispose of, transfer, lease, sublease, license, guarantee or encumber any material asset (other than Intellectual Property), except in the ordinary course of business consistent with past practice;

(ix) make or authorize capital expenditures or commitments therefor not exceeding $5,000,000 million in the aggregate;

(x) sell, assign, transfer, license, sublicense, abandon, cancel, terminate or dispose of, permit to lapse or fail to renew or maintain any material Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business, or disclose any material Trade Secrets or other material confidential information of the Company or any of its Subsidiaries, other than pursuant to a written confidentiality and non-disclosure Contract entered into in the ordinary course of business;

(xi) other than in the ordinary course of business and in all material respects consistent with past practice, (A) enter into or become bound by, or permit any of the assets owned by or used by it to become bound by, any Material Contract or (B) materially amend, terminate or waive any material right or remedy under any Material Contract;

(xii) other than transactions solely between the Company and its wholly owned Subsidiaries or solely between its wholly owned Subsidiaries, acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than the acquisition of assets from vendors or suppliers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(xiii) terminate any existing line of business, or enter into any new line of business, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(xiv) create or incur any Lien that would be material in scope and amount to the Company and its Subsidiaries taken as a whole, other than Permitted Liens or Liens securing indebtedness permitted pursuant to clause (xv) below;

(xv) (A) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under any existing credit facility (including the Securities Purchase Agreement dated August 4, 2023, as amended) or borrowings from any trade creditor in the ordinary course of business consistent with past practice not to exceed $2,000,000 in the aggregate or (B) enter into any Contract related to the foregoing;

(xvi) cancel, modify, waive or prepay any indebtedness or claims held by or owed to the Company or any of its Subsidiaries except as canceled, modified, waived or prepaid in the ordinary course of business not to exceed $250,000 individually or $1,000,000 million in the aggregate;

(xvii) sell inventory outside of the ordinary course of business or fail to order, maintain and manage levels of inventory consistent with the levels ordered, maintained and managed by the Company and its Subsidiaries in the ordinary course of business;

(xviii) other than with respect to any Action commenced or, to the Company’s Knowledge, threatened against the Company or its directors which relates to this Agreement or the Transactions, which shall be subject to Section 5.09, settle any Action for an amount in excess of $100,000 individually or $500,000 in the aggregate other than (A) any settlement or compromise where the amount paid or to be paid by the Company or any of its Subsidiaries is fully covered by insurance coverage (subject to any applicable retentions or deductibles) or retention amounts maintained by the Company or any of its Subsidiaries and (B) settlements or compromises of any Action for an amount not materially in excess of the amount, if any, reflected or specifically reserved in the balance sheet (or the notes thereto) of the Company included in the Company Financial Statements (with materiality measured relative to the amount so reflected or reserved, if any); provided that, in the case of each of the foregoing clauses (A) and (B), the settlement or compromise of such Action (x) does not impose any material restriction on the business or operations of the Company or any of its Subsidiaries (or the Surviving Company, Parent or any of its Subsidiaries after the Closing) and (y) does not include any non-monetary or injunctive relief, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(xix) (A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries; or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(xx) make any material changes with respect to financial accounting policies or procedures, except as required by Law or by GAAP or official interpretations thereof or by any Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xxi) pay any Professional Fees other than in accordance with the parameters set forth in Schedule 5.01(b)(xxi) of the Company Disclosure Letter;

(xxii) deposit, transfer to, cause to be deposited, or cause to be transferred to, the Segregated Account any amounts for the purposes of replenishing Segregated Funds that were withdrawn from the Segregated Account at the direction of the Special Committee in accordance with the penultimate sentence of Section 2.08 (other than, for the avoidance of doubt, any replenishment of the Segregated Funds pursuant to the cure right set forth in Section 7.01(d)(v)); or

(xxiii) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Except as expressly contemplated, permitted or required by this Agreement, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), neither Parent nor its Affiliates shall acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person, if doing so would reasonably be expected to (i) prevent, materially delay or materially impair the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any Consents of any Governmental Authority necessary for the consummation of the Transactions or (ii) materially increase the risk of any Governmental Authority enacting, promulgating, issuing, entering, amending or enforcing any Judgment or Law enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger.

SECTION 5.02. No Solicitation by the Company; Change in Recommendation. (a) Except as permitted by this Section 5.02, from the date hereof until the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with Article VII), the Company shall and shall cause each of its Subsidiaries and its and their officers, employees and directors to, and shall instruct and direct its other Representatives to, (i) immediately cease any discussions or negotiations with any Persons that may be ongoing as of the date hereof with respect to an Acquisition Proposal and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly encourage or knowingly facilitate the making of an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information or access to its properties or assets for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) enter into any Company Acquisition Agreement.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time prior to the delivery and effectiveness of the Stockholder Consent, the Company receives an Acquisition Proposal, which Acquisition Proposal did not result from a breach of this Section 5.02 in any material respect, then (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Acquisition Proposal or its or their Representatives to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing and (ii) if the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Acquisition Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person or group of Persons given such access or its or their Representatives or financing sources that was not previously provided or not otherwise available to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and its or their Representatives and financing sources, including to solicit the making of a revised Acquisition Proposal.

(c) The Company shall promptly (and in any event within two (2) business days) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives an Acquisition Proposal and shall disclose to Parent the material terms and conditions of any such Acquisition Proposal and copies of any written Acquisition Proposal, including proposed agreements, and the identity of the Person or group of Persons making such Acquisition Proposal, and the Company shall, upon the request of Parent, keep Parent reasonably informed on a prompt basis of any material developments with respect to any such Acquisition Proposal (including any material changes thereto) and promptly provide to Parent after receipt or delivery thereof copies of all material correspondence and other material written materials provided to or sent by the Company or any of its Subsidiaries from or to any third party (except for the Company’s, the Company Board’s or the Special Committee’s Representatives) relating to any Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company or any of its Subsidiaries from providing any information to Parent in accordance with this Section 5.02(c). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02 will be subject to the terms of the Confidentiality Agreement.

(d) Neither the Company Board, the Special Committee nor any other committee of the Company Board shall (i)(A) withhold or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend, approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal or (C) fail to include the Company Board Recommendation in the Information Statement (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal, other than any Acceptable Confidentiality Agreement pursuant to Section 5.02(b) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the delivery of the Stockholder Consent, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may, if the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (I) make an Adverse Recommendation Change in response to an Intervening Event or (II) if an Acquisition Proposal is received by the Company that did not result from any breach of this Section 5.02 in any material respect and that the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, constitutes a Superior Proposal, make an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 7.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal; provided that (A) the Company shall not be permitted to take any action set forth in clause (I) unless (1) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company intends to take such action and reasonably specifying the reasons therefor and (2) during the period from the delivery of the Company Notice until 5:00 p.m. New York City time, on the fifth business day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such five (5) business days, the first business day will be the first business day after the date of such delivery) (the “Notice Period”), if requested by Parent, the Company engages, or causes its Representatives to engage, in good faith negotiations with Parent and its Representatives regarding any changes to the terms of this Agreement so that such Intervening Event would cease to warrant an Adverse Recommendation Change and (B) the Company shall not be permitted to take any action set forth in clause (II) unless (1) the Company delivers to Parent a Company Notice, including (x) the material terms and conditions of such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal and (y) a copy of the then most current version of the Company Acquisition

Agreement (if any) with respect to such Acquisition Proposal, (2) during the Notice Period, if requested by Parent, the Company engages, or causes its Representatives to engage, in good faith negotiations with Parent and its Representatives regarding any changes to the terms of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (3) after the expiration of the Notice Period, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal will require a new Company Notice and a new two-business-day Notice Period (it being understood that any such two-business-day period will be calculated in the same manner as the initial-five-business-day period and no such new Company Notice shall reduce the initial five-business-day period)). In determining whether to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(d)(ii) and enter into a Company Acquisition Agreement with respect to a Superior Proposal, the Company Board and the Special Committee will take into account any changes to the terms of this Agreement committed to in writing by Parent by 5:00 p.m., New York City time, on the last business day of the applicable Notice Period in response to a Company Notice.

(e) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company, the Company Board (acting on the recommendation of the Special Committee), the Special Committee or any other committee of the Company Board from (i) taking and disclosing to stockholders of the Company a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure or communication to stockholders of the Company that the Company Board (acting on the recommendation of the Special Committee), the Special Committee or any other committee of the Company Board determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, is required by the directors’ fiduciary duties or applicable Law (provided that none of the Company, the Company Board, the Special Committee or any other committee of the Company Board may recommend an Acquisition Proposal or otherwise effect an Adverse Recommendation Change other than in accordance with this Section 5.02 (it being understood that any “stop, look or listen” communication pursuant to Rule 14d-9(f) shall not, in and of itself, be deemed to be an Adverse Recommendation Change)).

(f) As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and which does not restrict the Company or any of its Subsidiaries from providing the access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 5.02, or (ii) any confidentiality agreement entered into prior to the date of this Agreement; provided, that any Acceptable Confidentiality Agreement need not contain any explicit or implicit standstill or other provisions having similar effect.

(g) As used in this Agreement, “Intervening Event” means any material event, change, effect, condition, development, fact or circumstance with respect to the Company and its Subsidiaries or their respective businesses that (i) becomes known to the Company Board or the Special Committee after the execution and delivery of this Agreement and (ii) does not relate to any Acquisition Proposal; provided that none of the following shall constitute an Intervening Event: (A) the Company or any of its Subsidiaries meeting or exceeding any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences may be considered an Intervening Event to the extent otherwise satisfying the terms of this definition) or (B) any change in and of itself in the market price or trading volume of Class A Shares on the NASDAQ Capital Market or any change in the credit ratings or the ratings outlook for the Company or any of its Subsidiaries or any of their respective securities or any going concern disclosure in any reports, schedules, forms, statements and other documents filed by the Company with the SEC (it being understood that the underlying facts or occurrences giving rise to such change may be considered an Intervening Event to the extent otherwise satisfying the terms of this definition).

(h) As used in this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person or group of Persons (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition that would result in any

Person or group of Persons owning 20% or more of the assets (based on the fair market value thereof, as determined in good faith by the Company Board, the Special Committee or any other committee of the Company Board), revenues or net income of the Company and its Subsidiaries, taken as a whole, (ii) acquisition of Common Shares representing 20% or more of the outstanding Class A Shares, Class B Shares or Common Shares, (iii) tender offer or exchange offer that would result in any Person or group of Persons having beneficial ownership of Common Shares representing 20% or more of the outstanding Class A Shares, Class B Shares or Common Shares or (iv) merger, amalgamation, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group of Persons (or the stockholders of any Person or group of Persons) would acquire, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in such transaction or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions.

(i) As used in this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal that was not the result of a breach of this Section 5.02 in any material respect and that the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, and taking into account all relevant (in the view of the Special Committee) legal, regulatory, financial and other aspects, including the risk and timing of consummation of such proposal and any changes to the terms of this Agreement committed to by Parent in response to such Superior Proposal, would be more favorable to the Public Stockholders than the Merger; provided that, for purposes of this definition of “Superior Proposal”, the references to 20% in the definition of Acquisition Proposal shall be deemed to be a reference to 50%.

(j) As used in this Section 5.02, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act.

SECTION 5.03. Delivery of Stockholder Consent. (a) Parent shall use its reasonable best efforts to obtain from the Specified Stockholders and deliver to the Company as promptly as practicable following the execution and delivery of this Agreement a duly executed written consent substantially in the form attached hereto as Exhibit C (the “Stockholder Consent”) to approve and adopt this Agreement in accordance with Section 228 and Section 251(c) of the DGCL.

(b) In connection with the Stockholder Consent, Parent, Merger Sub and the Company shall take all actions necessary or advisable to comply, and shall comply, with the DGCL, including Section 228 and Section 262 thereof, and the Company Organizational Documents.

SECTION 5.04. Preparation of Information Statement and Schedule 13E-3. (a) As promptly as reasonably practicable after the delivery of the Stockholder Consent, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act in a form and substance that is reasonably acceptable to Parent containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Consent and the Merger, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (including all exhibits and any amendments or supplements thereto, the “Information Statement”). The Company, Parent and Merger Sub shall cooperate to, concurrently with the preparation and filing of the Information Statement, jointly prepare and file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 with respect to the Transactions, including the Stockholder Consent and the Merger Agreement (including all exhibits and any amendments or supplements thereto, the “Schedule 13E-3”).

(b) The Company shall use its reasonable best efforts so that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond (with the assistance of, and after consultation with, each other as provided by this Section 5.04(b)) promptly to any comments of the SEC with respect to the Information Statement and the Schedule 13E-3 and to resolve comments from the SEC. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party or its Affiliates (as applicable) to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Information Statement and the Schedule 13E-3 and

the resolution of comments with respect thereto from the SEC. Each of the Company, Parent and Merger Sub shall promptly notify the other parties hereto upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement or the Schedule 13E-3 and shall provide such other parties with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Information Statement or the Schedule 13E-3 (including, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company, Parent and Merger Sub, as applicable, (i) shall provide the other parties with a reasonable period of time to review and comment on such document or response and (ii) shall give due consideration to all additions, deletions or changes reasonably proposed by the other parties in good faith.

(c) If any event, circumstance or information relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Information Statement or the Schedule 13E-3 so that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event, circumstance or information shall promptly inform the other parties and an appropriate amendment or supplement describing such event, circumstance or information shall be promptly filed with the SEC and disseminated to the stockholders of the Company to the extent required by Law; provided that, prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party hereto and its Representatives a reasonable opportunity to comment thereon.

(d) The Company shall cause the Information Statement and the Schedule 13E-3 to be mailed to stockholders of the Company as promptly as practicable after confirmation from the SEC that it will not review, or that it has completed its review of, the Information Statement and the Schedule 13E-3, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the 10th calendar day after making the initial filing of the preliminary Information Statement and the preliminary Schedule 13E-3 that the SEC will or will not be reviewing the Information Statement or the Schedule 13E-3.

(e) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Information Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment or supplement thereto) are filed with the SEC or are mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company or any of its Subsidiaries and no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by or on behalf of Parent, Merger Sub or any of their respective Affiliates, in each case for inclusion or incorporation by reference in the Information Statement, the Schedule 13E-3 or such other document, as applicable. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Subject to Section 5.02, the Company Board shall make the Company Board Recommendation and shall include such recommendation in the Information Statement. For the avoidance of doubt, nothing in this Section 5.04 shall limit or preclude the ability of the Company Board or the Special Committee to effect an Adverse Recommendation Change pursuant to and in accordance with Section 5.02.

SECTION 5.05. Reasonable Best Efforts. (a) On the terms and subject to the conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing set forth in Article VI applicable to such party to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing any documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents or instruments necessary to consummate the Transactions, (ii) satisfy the requirements of, and obtain all Consents from, any Governmental Authority necessary, proper or advisable to consummate the Transactions, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third party (excluding any Governmental Authority), whether judicial or administrative, challenging this Agreement or that otherwise would reasonably be expected to prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.05 or elsewhere in this Agreement shall require Parent or Merger Sub to take or agree to take any action with respect to any of its Affiliates (including any Person in which any of its Affiliates has any debt or equity investment and any affiliated or commonly advised investment fund).

(b) Without limiting the generality of Section 5.05(a), each of the Company, Parent and Merger Sub shall: (i) give the other parties hereto prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Transactions; (ii) keep the other parties hereto informed as to the status of any such request or proceeding; (iii) give the other parties hereto notice and an opportunity to participate in any substantive communication made to any Governmental Authority regarding the Transactions; and (iv) promptly notify the other parties hereto of any communication from any Governmental Authority regarding the Transactions. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or substantive written materials submitted or substantive communication made to, any Governmental Authority in connection with the Transactions (other than the Information Statement, the Schedule 13E-3 and any additional filing required by the SEC, which are the subject of Section 5.04). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each party hereto will permit authorized representatives of the other parties hereto to be present at each non-ministerial meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any presentation, letter, white paper or proposal made or submitted to any Governmental Authority in connection with any such request or proceeding. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company, Parent and Merger Sub may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.05 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company, Parent or Merger Sub, as the case may be). Materials provided pursuant to this Section 5.05 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations and (iii) as necessary to address reasonable privilege concerns.

(c) Subject to and upon the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions or this Agreement and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

SECTION 5.06. Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not (and shall not cause or permit their respective Subsidiaries or Representatives to) issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system or to the extent related to any actual or contemplated litigation between or among the parties hereto. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in a form reasonably acceptable to each party hereto. Notwithstanding the foregoing, (a) Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements and (b) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers or investors of such Person or any Affiliate of such Person, in each case who are subject to customary confidentiality restrictions.

SECTION 5.07. Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall (a) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and (b) furnish to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate applicable Law, (ii) waive the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (iii) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Action against Parent or any of its Affiliates or (iv) involve documents or information relating to the evaluation or negotiation of this Agreement or the Transactions. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the basis for such withholding and shall use its reasonable best efforts to make appropriate substitute arrangements under circumstances in which the harms described in the foregoing clauses (i) through (iv) would not apply or, to the extent such arrangements are not feasible, to provide, to the extent feasible, the applicable access or information in a way that would not result in the harms described in the foregoing clauses (i) through (iv); provided that the Company shall not be required to provide such substitute arrangements or access or information to the extent the Company would incur third party fees or expenses in connection therewith. All requests for information made pursuant to this Section 5.07 shall be directed to the Person designated by the Company.

SECTION 5.08. Financing. (a) On the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub will not, without the prior written consent of the Company, effect or permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters if such amendment, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of the Financing below the Required Amount, (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any material respect or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the Commitment Parties under the Commitment Letters. Upon any such amendment, modification, or waiver in accordance with this Section 5.08, the term “Commitment Letter” shall mean the Commitment Letter as so amended, modified or waived and the term “Financing” shall mean the Financing contemplated by such amended, modified or waived Commitment Letter.

(b) On the terms and subject to the conditions set forth herein, prior to the Effective Time, Parent and Merger Sub shall each use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letters, including using its reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) satisfy on a timely basis (or obtain a waiver of) all conditions to funding that are applicable to Parent and Merger Sub in the Commitment Letters that are within its control, (iii) consummate the Financing at or prior to the Closing, (iv) comply with its obligations pursuant to the Commitment Letters and (v) enforce its rights pursuant to the Commitment Letters to the extent necessary to fund the Required

Amount. Nothing in this Agreement shall require, and in no event shall the reasonable best efforts of Parent and Merger Sub be deemed or construed to require, either Parent or Merger Sub to (x) seek the Financing from any source other than the Commitment Parties, or in excess of the amount contemplated by, the Commitment Letters, (y) incur or pay any fees or other amounts in excess of those contemplated by the Commitment Letters (whether to secure waiver of any conditions contained therein or otherwise), or (z) waive any of the conditions to the Closing set forth in Article VI. Parent and Merger Sub shall give the Company prompt notice of, and keep the Company informed on a reasonably current basis and in reasonable detail of, (i) any actual or potential breach, default, termination or repudiation by any party to the Commitment Letters of which Parent or Merger Sub becomes aware, including the receipt of any written notice or communication with respect thereto, (ii) any dispute or disagreement between or among any parties to the Commitment Letters with respect to this Agreement, the Commitment Letters, the Transactions or the Financing that would, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair the consummation by Parent or Merger Sub of any of the Transactions in accordance with the terms of this Agreement, and (iii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or a portion of the Financing at or prior to the Closing.

(c) Parent shall keep the Company informed on a reasonably current basis and in reasonable detail in connection with its arrangement prior to the Effective Time of any equity or debt financing for the Company (including, following the Effective Time, the Surviving Company) or any of its Subsidiaries, including by providing weekly reports on the status of securing financing for the continued operation of the Company during the period from the date of this Agreement until the Effective Time, it being understood that none of Parent, Merger Sub or any Parent Related Party shall have any obligation to provide any such financing or any liability for any failure to arrange such financing.

SECTION 5.09. Notification of Certain Matters; Litigation. During the period from the date of this Agreement through the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, except for any Action between the Company or its Subsidiaries, on the one hand, and Parent, Merger Sub or its Affiliates, on the other hand, (a) the Company shall give prompt notice to Parent of any Action commenced or, to the Company’s Knowledge, threatened against the Company or its directors which relates to this Agreement or the Transactions (“Transaction Litigation”), and the Company shall keep Parent reasonably informed regarding any such Transaction Litigation and (b) the Company shall give Parent the opportunity to participate in (but not to control), at Parent’s sole cost and expense, the defense and settlement of any Transaction Litigation, including the opportunity to review and comment on all filings related to such Transaction Litigation, and no such settlement shall be proposed or agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

SECTION 5.10. Merger Sub Stockholder Approval. As promptly as practicable (and in any event within 24 hours) following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub, the Merger Sub Stockholder Approval.

SECTION 5.11. Stock Exchange De-listing. The Surviving Company shall use its reasonable best efforts to cause the Class A Shares to be de-listed from the NASDAQ Capital Market, or such other exchange where the Class A Shares are then listed, and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12. Cooperation with Financing.The Company and the Surviving Company shall use their reasonable best efforts to, and shall cause their Subsidiaries and their respective Representatives to use their reasonable best efforts to, provide such cooperation in connection with the arrangement of any equity or debt financing for the Surviving Company or any of its Subsidiaries as may be reasonably requested by Parent, including participating in a reasonable number of meetings, presentations and sessions with prospective financing sources and investors, including direct contact between appropriate members of senior management of the Company, on the one hand, and the prospective equity or debt financing sources and investors to the Surviving Company, their Affiliates and each of their respective Representatives, on the other hand; provided that, notwithstanding anything in this Agreement to the contrary, (a) the Company shall be deemed to have complied with this Section 5.12 for all purposes of this Agreement (including Article VI) unless the failure to obtain such equity or debt financing results from the Company’s Willful Breach of its obligations under this Section 5.12), (b) any action taken by the Company or any of its Subsidiaries or their respective Representatives at the request of Parent pursuant to this Section 5.12 shall be deemed to be permitted by Section 5.01(b)(xiv) and Section 5.02(a) and (c) no such cooperation shall be required to the extent it would, or would be likely to, (i) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (ii) require the Company or any of its Subsidiaries to take any action that would conflict with or violate the Company’s or any such Subsidiary’s constitutional documents or any applicable Law, (iii) require the Company or any of its Subsidiaries to enter into or approve any documentation referred to in the paragraph above that takes effect or is effective prior to the Closing; provided, that, for the avoidance of doubt, this clause (iii) shall solely apply to any equity or debt financing contemplated to be provided at Closing in connection with the consummation of the Transactions and shall not apply to any debt or equity financing raised by the Company from the date hereof until the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with Article VII), (iv) require the Company or any of its Subsidiaries to bear any out-of-pocket cost or expense or pay any fee (other than those costs and fees that Parent commits to reimburse) or provide any indemnity, in each case effective prior to the Closing, or (v) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability.

SECTION 5.13. Indemnification. (a) During the period commencing at the Effective Time and ending on the sixth anniversary of the date on which the Effective Time occurs, Parent shall, and Parent shall cause the Surviving Company to, indemnify, defend and hold harmless, to the fullest extent under applicable Law, all past and present officers and directors (or equivalent) of the Company and each Subsidiary thereof (the “Indemnified Parties”), in each case when acting in such capacity or in serving as a director, officer, member, trustee or fiduciary of another Person, including a Company Plan, at the request or for the benefit of the Company, against any costs or expenses (including reasonable attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any pending or threatened Action (whether arising before or after the Effective Time), in connection with or arising out of any matter of the Company or its Subsidiaries as of the Effective Time existing or occurring, or alleged to have existed or occurred, prior to or at the Effective Time (the “Company Matters”). For any such pending or threatened Action, Parent shall and shall cause the Surviving Company to advance expenses (including attorneys’ fees) of each Indemnified Party as incurred in respect of the foregoing to the fullest extent permitted by applicable Law; provided, however, that, to the extent required by applicable Law, the payment of any such expenses in advance of the final disposition of an Action shall be made only upon delivery to the Surviving Company of an undertaking by or on behalf of such Indemnified Party to repay all amounts so paid in advance if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified hereunder. In the event of any pending or threatened Action, Parent and the Surviving Company shall reasonably cooperate with the Indemnified Party regarding the defense of any such pending or threatened Action.

(b) During the period commencing at the Effective Time and ending on the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Company to maintain in effect provisions in the Surviving Company Organizational Documents with respect to exculpation, indemnification and advancement of expenses in connection with or arising out of the Company Matters no less favorable than the provisions of the Company Organizational Documents as in effect as of the date hereof; provided that all rights to indemnification or advancement of expenses in respect of any claim made for indemnification of or advancement of expenses with respect to any Action that has commenced in connection with or arising out of the Company Matters within such period shall continue until the disposition of the Action underlying such claim or resolution of such claim. During the period commencing at the Effective Time and ending on the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Company to honor all indemnification Contracts of any Indemnified Party regarding the Company Matters in effect prior to the date of this Agreement. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain such counsel as may be selected by such Indemnified Parties prior to the Effective Time to defend any Action.

(c) During the period commencing at the Effective Time and ending on the sixth anniversary of the date on which the Effective Time occurs, subject to the remainder of this Section 5.13(c), the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, or a replacement insurance policy of such D&O Insurance from insurance carriers with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carriers that includes coverage with respect to acts or omissions occurring at or prior to the Effective Time, in each case, on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance. In lieu of maintaining the D&O Insurance or obtaining a replacement insurance policy pursuant to this Section 5.13(c), the Company or the Surviving Company may, as applicable, purchase a prepaid “tail” policy with respect to the D&O Insurance, with an extended reporting period ending on the sixth anniversary of the date on which the Effective Time occurs, from the Company’s current directors’ and officers’ liability insurance carriers or insurance carriers with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carriers; provided that the maximum amount that the Surviving Company shall be required to pay in the aggregate to obtain any such “tail” policy for the duration of the policy shall not exceed Four Million ($4,000,000) dollars (the “Maximum Tail Premium”); provided, further, that, if such amount would exceed the Maximum Tail Premium, then the Surviving Company shall be obligated to obtain a “tail” policy with the greatest coverage available for an aggregate cost for the duration of the policy not exceeding the Maximum Tail Premium from insurance carriers with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carriers. The Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.13 shall survive the consummation of the Closing indefinitely. In the event that Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the successors and assigns of Parent or the Surviving Company, as the case may be, shall expressly assume and be bound by the obligations set forth in this Section 5.13.

(e) The obligations of Parent and the Surviving Company under this Section 5.13 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the written consent of such affected Indemnified Party, unless such termination or modification is required by applicable Law.

(f) The provisions of this Section 5.13 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons, who are intended third-party beneficiaries of this Section 5.13 from and after the Effective Time.

SECTION 5.14. Special Committee. Prior to the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with Article VII), without the prior written consent of the Special Committee, (i) the Company Board shall not dissolve or otherwise dismantle the Special Committee, or revoke or diminish the authority of the Special Committee, and (ii) neither Parent, Merger Sub nor their respective Affiliates shall remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a member of the Company Board or such Special Committee other than for cause. For all purposes under this Agreement and the other Transaction Documents, the Company (prior to the Effective Time) and the Company Board, as applicable, shall act, including with respect to the granting of any consent, permission or waiver or the making of any Adverse Recommendation Change or determination, only as directed by the Special Committee.

SECTION 5.15. Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) in connection with the Transactions by any director or officer who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

SECTION 5.16. Rollover Cooperation. The Company, Parent and Merger Sub shall each reasonably cooperate with each other, their respective Affiliates, and the holders of Class A Rollover Shares to take such actions that are necessary to allow, immediately prior to the Closing, each Class A Rollover Share to be contributed or otherwise transferred to Parent in accordance with the terms and conditions set forth in any Rollover Agreement entered into between Parent and any stockholder of the Company and to otherwise effect the transactions contemplated by any such Rollover Agreement; provided that any such cooperation by the Company shall be required only if, as of immediately prior to the Effective Time, no Class B Shares are issued and outstanding (whether as a result of the redemption of such shares or the conversion of such shares into Class A Shares prior to such time).

SECTION 5.17. Cash Forecasts. The Company shall prepare and deliver on a weekly basis to Parent, with a copy to the Special Committee, a reasonably detailed cash forecast report, setting forth (a) Cash on Hand as of the date of such report and (b) projected Cash on Hand for a reasonable period following the date of such report to be mutually agreed between Parent and the Company in good faith.

SECTION 5.18. Warrant Exchange and Note Conversion. The Company shall not issue a Company Warrant or Company Convertible Note after the date hereof to any Person unless (i) such Person shall become a Holder under the Warrant Exchange Agreement or a Noteholder under the Noteholder Conversion Agreement by executing a joinder agreement substantially in the form attached to such agreement and delivering the same to each of Merger Sub and Parent and (ii) a majority in interest of the Company Warrants or Company Convertible Notes, as applicable, consent to such issuance and joinder. Each of Parent and Merger Sub agrees that it shall not amend, modify or supplement the Warrant Exchange Agreement or the Noteholder Conversion Agreement in a manner adverse in any material respect to the Company, any Releasee (as defined in the Warrant Exchange Agreement) or any Noteholder Releasee (as defined in the Noteholder Conversion Agreement) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by the Company and Parent, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Required Stockholder Approval. The Required Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Organizational Documents.

(b) No Restraints. No Judgment or Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger.

(c) Information Statement. At least 20 calendar days shall have elapsed since the Company mailed to the stockholders of the Company the Information Statement as contemplated by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) Sections 3.03(e) and 3.20 shall be true and correct in all respects as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in Section 3.02(a) and the first sentence of Section 3.02(b) shall be true and correct in all respects (except for any inaccuracies that would not adversely affect the validity or enforceability of the Stockholder Consent or increase the aggregate number of Common Shares issued and outstanding as of the time specified in such representations and warranties on a fully diluted basis by more than a de minimis amount) as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Sections 3.01, 3.02 (other than Section 3.02(a) and the first sentence of Section 3.02(b)), 3.03(a), 3.03(b), 3.03(c), 3.06, 3.16 and 3.19 shall be true and correct in all material respects as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the sections of Article III other than those sections specifically identified in clauses (i), (ii) or (iii) of this Section 6.02(a) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company to such effect.

(b) Performance of Obligations and Agreements of the Company. The Company shall have performed or complied with in all material respects the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing, and Parent shall have received a certificate signed by an executive officer of the Company to such effect.

SECTION 6.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Sections 4.01, 4.02(a), 4.02(b), 4.02(d), 4.05 and 4.08 shall be true and correct in all material respects as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in the Sections of Article IV other than those Sections specifically identified in clause (i) of this Section 6.03(a) (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) shall be true and correct as of the Closing as though made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to such effect.

(b) Performance of Obligations and Agreements of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied with in all material respects the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent to such effect.

SECTION 6.04. Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if the failure of the Company to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions, as required by and subject to the terms of this Agreement (including Section 5.05), was the primary cause of or primarily resulted in the failure of such condition to be satisfied. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions, as required by and subject to the terms of this Agreement (including Section 5.05), was the primary cause of or primarily resulted in the failure of such condition to be satisfied.

ARTICLE VII

Termination

SECTION 7.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted):

(a) by the mutual written consent of the Company (upon approval by the Special Committee) and Parent;

(b) by either of the Company (upon approval by the Special Committee) or Parent:

(i) if the Merger shall not have been consummated on or prior to September 6, 2024 (the “Initial Outside Date”); provided, that Parent shall have the right, in its sole discretion, to extend the Initial Outside Date by one (1) week for each One Million Five Hundred Thousand ($1,500,000) dollars of cash that Parent or Merger Sub provide, or cause to be provided, to the Company (on such terms and conditions as the parties hereto may agree upon in good faith) prior to the termination of this Agreement in accordance with this Section 7.01 (and if extended by this proviso, such date shall be, together with the “Initial Outside Date” the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall (A) not be available to any party if the failure of such party to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms of this Agreement (including Section 5.05), was the primary cause of or primarily resulted in the failure of the Merger to be consummated on or prior to such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) and (B) be subject to the proviso set forth in Section 7.01(d)(iii); or

(ii) if any Restraint having the effect set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement and used its reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement;

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is not reasonably capable of being cured prior to the Outside Date or, if reasonably capable of being cured prior to the Outside Date, has not been cured within the earlier of (1) 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination and (2) one business day prior to the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, obligations or agreements hereunder, which breach would give rise to a failure of a condition set forth in Section 6.03(a) or 6.03(b); or

(ii) prior to the delivery of the Stockholder Consent, if an Adverse Recommendation Change shall have occurred; or

(d) by the Company (upon approval of the Special Committee):

(i) if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is not reasonably capable of being cured prior to the Outside Date or, if reasonably capable of being cured prior to the Outside Date, has not been cured within the earlier of (1) 30 calendar days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination and (2) one business day prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any of its representations, warranties, obligations or agreements hereunder, which breach would give rise to a failure of a condition set forth in Section 6.02(a) or 6.02(b);

(ii) prior to the delivery of the Stockholder Consent, in connection with entering into a Company Acquisition Agreement in accordance with clause (II) of the second sentence of Section 5.02(c); provided that, prior to or concurrently with such termination, the Company pays or causes to be paid the Company Termination Fee;

(iii) if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of termination of this Agreement), (B) the Company has confirmed by written irrevocable notice to Parent that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of such notice) or that it is willing to waive any unsatisfied conditions set forth in Section 6.03, (C) the Merger is required to be consummated pursuant to Section 1.06 and (D) Parent and Merger Sub fail to consummate the Merger within three (3) business days after the later of (1) receipt by Parent of the notice referred to in clause (B) and (2) the date the Merger was required to be consummated pursuant to Section 1.06; provided that, notwithstanding anything in Section 7.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during such three-business-day period;

(iv) if the duly executed Stockholder Consent is not received by the Company within 24 hours following the execution and delivery of this Agreement; or

(v) if, at any time, the Company’s Cash on Hand (including, for the avoidance of doubt, any amounts held pursuant to escrow arrangements or in the Segregated Account) shall be less than the Minimum Cash Amount (a “Cash Shortfall”); provided that the Company shall not be able to terminate the Agreement pursuant to this Section 7.01(d)(v) unless (A) the Company delivers to Parent a written notice advising Parent that the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that (i) a Cash Shortfall is expected to occur within three (3) business days and (ii) absent a cure of such Cash Shortfall, the failure to initiate proceedings for seeking relief under the United States Bankruptcy Code would be inconsistent with the directors’ fiduciary duties under applicable Laws, (B) such Cash Shortfall shall not have been cured within three (3) business days of receipt of such notice or Parent shall have advised the Company in writing that it will not seek to cure such Cash Shortfall (it being understood that (1) curing such Cash Shortfall shall require the replenishment of any Segregated Funds drawn upon during such three (3) business day period for ordinary course business expenses incurred during such period (which, for the avoidance of doubt, shall not include amounts incurred for any Bankruptcy Preparatory Work) with funds that are free and clear of any Liens to the same extent as contemplated by Section 2.08 with respect to the original Segregated Funds and (2) for purposes of calculating such three (3) business day period, the first business day will be the first business day after the date of delivery of such notice) (the “Cure Period”) and (C) upon such termination, the Company authorizes the initiation of proceedings for seeking relief under the United States Bankruptcy Code. For the avoidance of doubt, if either (x) a Cash Shortfall is cured during a Cure Period or (y) no Cash Shortfall exists as of the end of the Cure Period, and the Company’s Cash on Hand falls below the Minimum Cash Amount at any time thereafter, the Company shall be required to deliver a new notice pursuant to clause (A) above and Parent shall have the opportunity to cure such Cash Shortfall in the same manner as described above.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7.02 and 7.03, and Article VIII), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination; provided that no such termination shall relieve any party from liability for any Willful Breach or intentional fraud.

SECTION 7.03. Termination Fee. (a) In the event that this Agreement is terminated by:

(i) the Company pursuant to Section 7.01(d)(ii); or

(ii) Parent pursuant to Section 7.01(c)(ii);

then, in each case, the Company shall pay or cause to be paid the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (x) in the case of any such termination by Parent, within two (2) business days after such termination, or (y) in the case of any such termination by the Company, simultaneously with such termination; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once. As used herein, “Company Termination Fee” means a cash amount equal to two hundred and fifty thousand ($250,000) dollars.

(b) The Company acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement; accordingly, if the Company fails to timely pay the Company Termination Fee to Parent and, in order to obtain the Company Termination Fee, Parent commences an Action that results in a judgment against the Company for the Company Termination Fee, then the Company shall pay to Parent the Company Termination Fee, plus interest on the Company Termination Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of termination of this Agreement, plus the amount of any reasonable fees, costs and expenses (including legal fees) incurred by Parent and its Affiliates in connection with any such Action. In no event shall the Company be required to pay the Company Termination Fee more than once.

(c) Each party hereto acknowledges and agrees that the Company Termination Fee, if paid, as and when required pursuant to this Section 7.03, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision; it being understood that nothing herein, subject to Section 8.15, shall limit any party’s rights or remedies against the other party or parties to this Agreement in the event of Willful Breach or intentional fraud. Each of Parent and Merger Sub hereto acknowledges and agrees that, if the Company Termination Fee becomes payable pursuant to Section 7.03(a), the Company Termination Fee shall be the sole and exclusive remedy for damages against the Company in connection with this Agreement, except in the event of the Company’s Willful Breach or intentional fraud.

ARTICLE VIII

Miscellaneous

SECTION 8.01. No Survival of Representations, Warranties and Covenants. Except for the representations and warranties in Section 3.22 and Section 4.09, none of the representations, warranties, covenants and agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time; provided that this Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in any or all respects only by written agreement of the parties hereto; provided, however, that, following delivery of the Stockholder Consent, there shall be no amendment, modification or supplement to this Agreement which by applicable Law would require further approval by the Company’s stockholders without such approval having first been obtained. The Company shall not amend, modify or supplement this Agreement in any material respect without the recommendation of the Special Committee.

SECTION 8.03. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following delivery of the Stockholder Consent, there shall be no waiver or extension which by applicable Law would require further approval by the Company’s stockholders without such approval having first been obtained. Any agreement on the part of a party hereto to any such waiver or extension shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent or Merger Sub shall have the right to assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of the Company, to any Affiliate of Parent or Merger Sub so long as such assignment or delegation would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions, including the Merger; provided that no such assignment or delegation shall relieve Parent or Merger Sub of any of its obligations under this Agreement. Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF, electronic mail or electronic signature), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Exhibits attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the Commitment Letters, the Warrant Exchange Agreement, and the Noteholder Conversion Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for the rights of (a) the Parent Related Parties set forth in Section 8.15, which are intended for the benefit of, and shall be enforceable by, the Parent Related Parties; (b) the Indemnified Parties set forth in Section 5.13, which are intended for the benefit of, and shall be enforceable by, the Indemnified Parties; and (c) from and after the Effective Time, holders of Converted Shares or Company RSU Awards to receive Merger Consideration.

SECTION 8.07. Governing Law; Jurisdiction. (a) This Agreement and any claim, cause of action or Action (whether in contract, tort or otherwise) that may directly or indirectly be based upon, relate to or arise out of this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto (i) expressly submits to the personal jurisdiction and venue of the Court of Chancery of the State of Delaware or, if such court would not have subject matter jurisdiction over any such claim, cause of action or Action, the federal courts of the United States located in the State of Delaware (the “Designated Courts”), in the event any claim, cause of action or Action involving the parties hereto (whether in contract, tort or otherwise) based upon, relating to or arising out of this Agreement or the Transactions, (ii) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that the Designated Courts are an inconvenient forum with respect to such claim, cause of action or Action and (iii) agrees that it shall not bring any claim, cause of action or Action against any other parties hereto based upon, relating to or arising out of this Agreement or the Transactions in any court other than the Designated Courts. Each party hereto hereby irrevocably consents to the service of process with respect to the Designated Courts in any such claim, cause of action or Action by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 8.10.

SECTION 8.08. Specific Enforcement. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the parties to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the Designated Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and, without that right, neither the Company nor Parent or Merger Sub would have entered into this Agreement. The parties hereto agree that, prior to the valid termination of this Agreement in accordance with Section 7.01, it will not assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable relief in connection with the Company’s enforcing Parent’s and Merger Sub’s obligations to effect the Closing shall be subject to the following requirements, and notwithstanding anything to the contrary in Section 8.08, any failure of Parent or Merger Sub to effect the Closing upon the closing conditions set forth in Sections 6.01 and 6.02 having been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) shall not be deemed a breach of this Agreement by Parent, Merger Sub or their respective Affiliates unless: (i) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of the notice referred to in clause (ii) of this sentence), (ii) the Company has confirmed by written irrevocable notice to Parent that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of such notice) or that it is willing to waive any unsatisfied conditions set forth in Section 6.03, and (iii) Parent and Merger Sub fail to consummate the Merger within three (3) business days after the receipt by Parent of the notice referred to in clause (ii).

SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, CAUSE OF ACTION OR ACTION DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is received with respect thereto) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o Apogee Parent Inc.

1900 Skyhawk Street

Alameda, California 94501

Attention:  Chris Kemp and Dr. Adam London

Email:     ****

with copies (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, New York 10019

Attention:  Stephen B. Amdur and Lillian Kim

Email:     stephen.amdur@pillsburylaw.com; lillian.kim@pillsburylaw.com

If to the Company, to:

Astra Space, Inc.

1900 Skyhawk Street

Alameda, California 94501

Attention:  Axel Martinez

Email:     ****

with copies (which shall not constitute notice) to:

Cozen O’Connor

33 South 6th Street, Suite 3800

Minneapolis, Minnesota 55402

Attention:  Katheryn Gettman

Email:     KGettman@cozen.com

and

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, New York 10007

Attention:  Jenny Hochenberg and Boris Feldman

Email:     Jenny.Hochenberg@freshfields.com; Boris.Feldman@freshfields.com or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.11 with respect thereto; provided, however, that the parties intend that the remedies and limitations thereon set forth in Section 8.08 be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Person’s liability or obligations. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.12. Definitions. (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Action” means any legal or administrative proceeding, lawsuit, regulatory investigation or arbitration.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such first Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For purposes of this Agreement, the Company and each of its Subsidiaries, on the one hand, and Parent, Merger Sub and each of their respective other Affiliates, on the other hand, shall be deemed to not be Affiliates of each other.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and any other applicable Law relating to anti-bribery or anti-corruption of any jurisdiction in which the Company or any of its Subsidiaries conducts business or owns assets.

“business day” means a day except a Saturday, Sunday or other day on which the SEC, the Secretary of State or banks in New York City are authorized or required by Law to be closed.

“Cash on Hand” means all cash, cash equivalents and marketable securities of the Company, in each case determined in accordance with GAAP and expressed in U.S. dollars. For the avoidance of doubt, “Cash on Hand” shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit in the accounts of the Company.

“Company Bylaws” means the Company’s Amended and Restated Bylaws, dated June 20, 2021.

“Company Charter” means the Company’s Second Amended and Restated Certificate of Incorporation, dated June 20, 2021, as amended.

“Company Convertible Notes” means each Senior Secured Convertible Note due 2025 issued by the Company pursuant to that certain Securities Purchase Agreement dated as of August 4, 2023 (as amended by, inter alia, that certain Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, that certain Omnibus Amendment No. 3 Agreement on November 21, 2023, that certain Amendment to Securities Purchase Agreement dated as of January 19, 2024, that certain Amendment to Senior Secured Convertible Notes, dated as of January 31, 2024, and that certain Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes dated as of February 26, 2024) by and among the Company and the investors party thereto.

“Company Equity Awards” means, collectively, each Company Option, Company RSU Award (including each Director RSU Award).

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended.

“Company Intellectual Property” means any and all Intellectual Property owned, or purported to be owned, by the Company or any of its Subsidiaries.

“Company Option” means any option to purchase Class A Shares outstanding under the Company Incentive Plan or otherwise.

“Company Organizational Documents” means the Company Charter and the Company Bylaws.

“Company Plan” means any (a) “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA) or (b) employment, independent contractor, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus, incentive, disability, medical, vision, dental, health, life insurance, fringe benefit or other compensation or benefit plan, program, agreement, arrangement, policy, trust, fund or contract, whether written or unwritten, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or with respect to which the Company or any of its Subsidiaries may have any liability, whether actual or contingent.

“Company Incentive Plan” means the Company’s 2021 Omnibus Incentive Plan, as amended.

“Company Related Parties” means, collectively, the Company’s former, current or future officers, directors, stockholders or Affiliates or any of their respective successors or assigns or any of the former, current or future officers, directors, stockholders, managers, members, partners or Affiliates or successors or assigns of any of the foregoing. Each of Parent, Merger Sub and each of their respective Affiliates shall be deemed to not be a Company Related Party.

“Company RSU Award” means any award of restricted stock units with respect to Class A Shares outstanding under the Company Incentive Plan or otherwise.

“Company Warrants” means each outstanding Warrant to Purchase Common Stock, dated August 4, 2023, and Common Stock Purchase Warrant, dated November 6, 2023, November 13, 2023, November 21, 2023, January 19, 2024 or February 26, 2024, in each case, issued by the Company in favor of the holder thereof.

“Consent” means any consent, waiver, approval, clearance, order, license, Permit, order, non-objection, non-action, expiration of waiting period or authorization.

“Contract” means any binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, capital lease, sale-leaseback, sublease, license, contract or other agreement, instrument, obligation or arrangement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics, public health emergencies or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other Law, Judgment or recommendation by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, including the Families First Coronavirus Response Act and the Coronavirus Aid, Relief, and Economic Security Act, in each case, in connection with or in response to COVID-19 or any associated global or regional health event.

“Dissenting Shares” means Common Shares for which the holder thereof (a) did not consent to or vote in favor of the Merger and (b) is entitled to demand and properly demands appraisal pursuant to, and in a manner that complies in all respects with, Section 262 of the DGCL.

“Environmental Law” means any Law that regulates or controls: (a) the protection of the environment or the prevention of pollution, (b) the management, manufacture, possession, presence, use, generation, distribution, labeling, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of or exposure to, any Hazardous Materials or (c) the protection of natural resources and the environment (including without limitation ambient air, surface water, groundwater, land surface or subsurface strata), including without limitation the federal Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq.; the federal Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; and the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the regulations promulgated pursuant thereto; and all state and local counterparts; each as such Laws have been and may be amended or supplemented through the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“GAAP” means the generally accepted accounting practices in the United States.

“Government Official” means any officer or employee of a Governmental Authority, custom official, political party official, candidate for political office, official of any public international organization or employee or Affiliate of an enterprise that is owned, sponsored or controlled by any Governmental Authority.

“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial governmental entity or any agency, department, division, commission or political subdivision thereof, whether local, state, federal or foreign.

“Hazardous Materials” means any petroleum or petroleum-derived products, radioactive materials (including any source, special nuclear, or byproduct material) or wastes, polychlorinated biphenyls, per- or poly-fluoridated substances, heavy metals, hazardous or toxic substances, as those terms are defined under any Environmental Law, and any other contaminant, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that requires reporting, investigation, removal or remediation or is otherwise regulated under any Environmental Law.

“Intellectual Property” means all intellectual property and rights therein in any jurisdiction throughout the world, including such rights in and to: (a) patents (including all divisionals, continuations, continuations-in-part, renewals, reissues, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent applications (including provisional and nonprovisional), patent disclosures and other patent rights, (b) trademarks, service marks, trade dress, trade names, business names, brand names, logos, slogans and other indicia of origin and source identifiers, including registrations and applications for registration therefor, together with all goodwill associated therewith, (c) copyrights that are registered or unregistered (including copyrights in Software), works of authorship (whether or not copyrightable), design or database rights (including in all website content and Software), including registrations and applications for registration therefor, (d) URLs, social media handles and Internet domain names (including any top level domain names and global top level domain names), including registrations and applications for registration therefor, (e) trade secrets (as defined in the Uniform Trade Secrets Act, state Law and the Defend Trade Secrets Act and under corresponding foreign statutory Law and common law) and nonpublic know-how, including inventions, discoveries, improvements, concepts, ideas, methods, techniques, processes, procedures, programs, codes, designs, prototypes, patterns, plans, compilations, program devices, formulas, schematics, drawings, technical data, specifications, research and development information, technology, databases, data collections, customer lists, business plans and other technical information, and other rights in confidential and proprietary business information and know-how, in each case, to the extent qualifying as a trade secret under applicable Law (collectively, “Trade Secrets”) and (f) Software.

“IT Assets” means the Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and other information technology equipment owned, leased or licensed by and, in each case, in the possession of or controlled by, the Company or any of its Subsidiaries.

“IT Contracts” means the contracts (whether or not in writing and including those currently being negotiated) under which any third party provides or will provide any element of, or services relating to, the IT Assets, including leasing, hire purchase, licensing, maintenance, website hosting, outsourcing, security, back-up, disaster recovery, insurance, cloud computing and other types of services agreements.

“Knowledge” means, (a) with respect to the Company, the actual knowledge of the individuals listed on Schedule 8.12 of the Company Disclosure Letter, and (b) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Schedule 8.12 of the Parent Disclosure Letter.

“Leased Real Property” means the leasehold or subleasehold interests and any other rights to license, use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

“Liens” means any pledges, liens, charges, mortgages, deeds of trust, conditions, covenants, restrictions, options, rights of first refusal or offer, conditional sales or other title retention agreements, adverse claims of ownership or use, easements, encroachments, third-party rights, leases, licenses, hypothecations, security interests or other encumbrances of any kind or nature whatsoever.

“Material Adverse Effect” means, with respect to the Company and its Subsidiaries, any fact, circumstance, effect, change, event or development that is not in existence and disclosed to Parent as of the date hereof or reasonably foreseeable to Parent as of the date hereof and that, individually or in the aggregate, with all other facts, circumstances, effects, changes, events or developments, (a) would prevent or materially delay, interfere with, hinder or impair the consummation by the Company of any of the Transactions in accordance with the terms of this

Agreement or (b) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that, no fact, circumstance, effect, change, event or development to the extent resulting from or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change or condition affecting the industries in which the Company and its Subsidiaries operate, including any event, change, development, circumstance or fact in or with respect to prices for commodities, raw material inputs or end products; (ii) any economic, legislative or political condition, including any government shutdown or the results of any election, or any securities, credit, financial or other capital markets condition, in each case in the United States or in any non-U.S. jurisdiction, including changes in interest or exchange rates; (iii) any failure in and of itself by the Company or any of its Subsidiaries to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings, cash flow or other financial or operating metrics for any period or any change to the liquidity profile of the Company or any of its Subsidiaries (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect to the extent such underlying facts or occurrences are not otherwise excluded from being taken into account by clauses (i) through (xii) of this definition); (iv) the announcement, execution or delivery of this Agreement or the pendency of the Merger, including the impact thereof on relationships or potential relationships, contractual or otherwise, with existing or future customers, vendors, partners, employees or regulators except that the exceptions contained in this clause (iv) shall not apply with respect to references to Material Adverse Effect in those portions of the representations and warranties contained in Sections 3.03, 3.04, 3.11(e) and 3.12(b) (and in Section 6.02(a) to the extent related to such representations and warranties) the purposes of which are to address the consequences resulting from the execution, delivery and performance by the Company of this Agreement or consummation of the Transactions; (v) the identity of Parent or any of its Affiliates; (vi) any change in and of itself in the market price or trading volume of Class A Shares on the NASDAQ Capital Market, any change in the credit ratings or the ratings outlook for the Company or any of its Subsidiaries or any of their respective securities or any going concern disclosure in any reports, schedules, forms, statements and other documents filed by the Company with the SEC (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect to the extent such underlying facts or occurrences are not otherwise excluded from being taken into account by clauses (i) through (xii) of this definition); (vii) any change after the date of this Agreement in applicable Law or GAAP (or authoritative interpretation thereof); (viii) riots, protests, geopolitical conditions, the outbreak or escalation of hostilities, any act of war, cyberattack, sabotage or terrorism, or any escalation or worsening of any such act of war, cyberattack, sabotage or terrorism threatened or underway as of the date of this Agreement; (ix) the occurrence or worsening of any pandemic, epidemic, public health emergency or disease outbreak (including COVID-19); (x) any hurricane, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development; (xi) any action of the Company or any of its Subsidiaries (A) expressly contemplated or required to be taken by the Company or its Subsidiaries pursuant to this Agreement or (B) taken at Parent’s written request; (xii) any Transaction Litigation made or initiated by a holder of Common Shares, including any derivative claims; (xiii) the Company’s lack of sufficient Cash on Hand or other sources of readily available funds to enable it to operate its businesses in the ordinary course of business; (xiv) any failure by Parent to arrange equity or debt financing from third parties sufficient to operate the Company’s business during the period from the date of this Agreement until the Effective Time and (xv) the impact on the Company or any of its Subsidiaries or their relationships or potential relationships, contractual or otherwise, with existing or future customers, vendors, partners, employees or regulators, in each cash case, resulting from the Company’s public announcement of its consideration of a potential filing of a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (i), (ii), (vii), (viii), (ix) or (x) above may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such fact, circumstance, effect, change, event or development has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

“Minimum Cash Amount” means Three Million Five Hundred Thousand ($3,500,000) dollars; provided that any amounts withdrawn from the Segregated Account at the direction of the Special Committee in accordance with the penultimate sentence of Section 2.08 (other than, for the avoidance of doubt, during any Cure Period) shall be deemed to reduce the Minimum Cash Amount on a dollar for dollar basis.

“Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970 and the applicable money laundering Laws of all jurisdictions where the Company or any of its Subsidiaries conducts business.

“Noteholder Conversion Agreement” means that certain Noteholder Conversion Agreement, dated as of the date hereof, by and between Parent, Merger Sub, and each holder of Company Convertible Notes.

“Parent Material Adverse Effect” means, with respect to Parent and Merger Sub, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, with all other facts, circumstances, effects, changes, events or developments, would prevent or materially delay, interfere with, hinder or impair the consummation by Parent or Merger Sub of any of the Transactions in accordance with the terms of this Agreement.

“Parent Related Parties” means, collectively, Parent’s and Merger Sub’s respective former, current or future officers, directors, stockholders, managers, members, partners, financing sources or Affiliates or any of their respective successors or assigns, including the Commitment Parties, or any of the former, current or future officers, directors, stockholders, managers, members, partners, financing sources or Affiliates or successors or assigns of any of the foregoing.

“Payments” means anything of value, including cash, gifts, travel expenses, entertainment, offers of employment, provision of free services or business meals, and also includes event sponsorships, consultant contracts, fellowship support, job offers and charitable contributions made at the request of, or for the benefit of, an individual, such individual’s family or other relations.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by appropriate proceedings and, in either case, for which adequate reserves are being maintained on the most recent Company Financial Statements in accordance with GAAP, (b) reserved, (c) Liens securing payment of the Company or its Subsidiaries with respect to outstanding indebtedness so long as there is no default under such indebtedness, (d) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (e) licenses (including nonexclusive licenses of Intellectual Property) granted to third parties in the ordinary course of business by the Company or any of its Subsidiaries, (f) securities transfer restrictions imposed by applicable Law and (g) such other Liens or imperfections that are not material in amount and do not materially detract from the value of or materially impair the existing or intended use of the asset or property affected by such Lien or imperfection.

“Person” means an individual, corporation, limited liability company, limited or general partnership, joint venture, association, trust, unincorporated organization or other entity, including a Governmental Authority or any group comprised of two or more of the foregoing.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being related to the identity of a natural person or (b) any piece of information considered “personally identifiable information”, “personal information”, “personal data” or other comparable term under applicable Information Privacy Laws.

“Privacy Requirements” means (a) all applicable Laws relating to data privacy, data protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data (collectively, “Information Privacy Laws”), (b) all obligations under Contracts to which the Company or any of its Subsidiaries is party or is otherwise bound, (c) all publicly posted policies of the Company and its Subsidiaries, in the case of each of clauses (b) and (c), relating to data privacy, data protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data and (d) the Payment Card Industry Data Security Standard (PCI DSS) version 3.2.

“Professional Fees” means reasonable and documented fees and expenses payable in connection with services provided by Cozen O’Connor P.C., Donlin, Recano & Company, Inc., Freshfields Bruckhaus Deringer US LLP, Houlihan Lokey Capital, Inc., KTBS Law LLP, Richards, Layton & Finger, P.A., Riveron Consulting LLC and Young Conaway Stargatt & Taylor, LLP.

“Public Stockholders” means all of the holders of the issued and outstanding Common Shares, excluding the Specified Stockholders and their respective Affiliates. For purposes of this definition only, “Specified Stockholder” shall also include each immediate family member (as defined in Item 404 of Regulation S-K under the Securities Act) of any Specified Stockholder and any trust or other entity (other than the Company) in which any Specified Stockholder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary, equity or other financial interest.

“Real Property Leases” means the leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Representatives” means, with respect to any Person, its officers, directors, equityholders, employees, agents, financial advisors, investment bankers, attorneys, accountants, consultants and other advisors and representatives.

“Required Stockholder Approval” means the adoption of this Agreement and the approval of the Transactions, including the Merger, contemplated hereby by the affirmative vote or written consent of the holders representing a majority in voting power of the outstanding Class A Shares and Class B Shares entitled to vote thereon, voting as a single class, and sixty-six and two-thirds (66 2/3%) percent of the outstanding Class B Shares, voting as a separate class.

“Sensitive Information” means (a) confidential and proprietary information of the Company and its Subsidiaries or of a third party in the possession or control of the Company or any of its Subsidiaries and (b) Personal Data.

“Sensitive Information Breach” means any (a) unauthorized or unlawful acquisition of, access to, loss of or misuse (by any means) of Sensitive Information, (b) unauthorized or unlawful processing, sale or rental of Sensitive Information, (c) ransomware, phishing or other cyberattack that results in a monetary loss or a business disruption to the applicable Person or (d) other act or omission that compromises the security, confidentiality, integrity or availability of Sensitive Information.

“ShareIntel Warrant” means that certain outstanding Warrant to Purchase Common Stock, dated as of February 3, 2023, issued by the Company in favor of ShareIntel-Shareholder Intelligence Services, LLC.

“Software” means (a) all computer programs, applications, files, user interfaces, application programming interfaces, diagnostics, software development tools and kits, templates, menus, analytics and tracking tools, compilers, libraries, version control systems and operating systems, including all software implementations of algorithms, models and methodologies for any of the foregoing, whether in source code, object code or other form, and (b) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Specified Stockholders” means Chris Kemp and Adam London.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person. For purposes of this Agreement, the Company and each of its Subsidiaries, shall be deemed to not be a Subsidiary of any of Parent, Merger Sub or any of their respective Affiliates.

“Takeover Law” means a “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws.

“Tax” means all U.S. and non-U.S. federal, national, provincial, state or local taxes, charges, fees, levies or other similar assessments or liabilities, in each case, in the nature of taxes, imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax imposed with respect to such amounts, whether or not disputed.

“Tax Returns” means all reports, returns, declarations, claims for refunds, statements or other information supplied or required to be supplied to a Governmental Authority relating to Taxes, including any amendment thereof or schedule or attachment thereto.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Financing.

“Transaction Documents” means, collectively, this Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Rollover Agreements, the Noteholder Conversion Agreement, the Warrant Exchange Agreement and any other document contemplated hereby or thereby or any document or instrument delivered in connection hereunder or thereunder.

“Underwater Option” means Company Option (whether vested or unvested) with an exercise price equal to or greater than the Merger Consideration.

“Warrant Exchange Agreement” means that certain Warrant Exchange Agreement, dated as of the date hereof, by and between Parent, Merger Sub, and each holder of Company Warrants.

“Willful Breach” means a material breach of, or material failure to perform the covenants contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would constitute or would reasonably be expected to result in a material breach of, or material failure to perform the covenants contained in, this Agreement.

(b) The following terms have the respective meanings set forth in the section referenced opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(f)
Acquisition Proposal	Section 5.02(h)
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Share	Section 2.01(c)(ii)
Capitalization Date	Section 3.02(a)
Cash Shortfall	Section 7.01(d)(v)
Certificate	Section 2.01(c)(ii)
Certificate of Merger	Section 1.02
Class A Share	Section 2.01(b)
Class B Share	Section 2.01(b)

Term	Section
Closing	Section 1.06
Closing Date	Section 1.06
Code	Section 2.02(g)
Commitment Letters	Section 4.05(a)
Commitment Parties	Section 4.05(a)
Common Shares	Section 2.01(b)
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company Financial Statements	Section 3.05(b)
Company Notice	Section 5.02(d)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Termination Fee	Section 7.03(a)(ii)
Converted Option	Section 2.03(a)
Converted Shares	Section 2.01(c)(i)
Cure Period	Section 7.01(d)(v)
Debt Commitment Letter	Section 4.05(a)
Debt Commitment Party	Section 4.05(a)
Debt Financing	Section 4.05(a)
Designated Courts	Section 8.07(b)
DGCL	Recitals
Director RSU Award	Section 2.03(b)
Economic Sanctions	Section 3.09(b)
Effective Time	Section 1.02
Environmental Permits	Section 3.13
Equity Commitment Letters	Section 4.05(a)
Equity Commitment Parties	Section 4.05(a)
Equity Financing	Section 4.05(a)
Financing	Section 4.05(a)
ERISA Affiliate	Section 3.11(c)
ESPP Purchase Date	Section 2.03(d)
Exchange Act	Section 3.04
Exchange Fund	Section 2.02(a)
Export Control laws	Section 3.09(c)
Existing Purchase Period	Section 2.03(d)
Filed SEC Documents	Article III
Governmental Approvals	Section 3.04
Houlihan	Section 3.19
Indemnified Parties	Section 5.13(a)
Information Statement	Section 5.04(a)
Intervening Event	Section 5.02(g)
Judgment	Section 3.07
Laws	Section 3.09(a)
Material Contract	Section 3.17
Maximum Tail Premium	Section 5.13(b)
Merger	Recitals
Merger Consideration	Section 2.01(c)(i)

Term	Section
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Share	Section 2.01(a)
Merger Sub Stockholder Approval	Recitals
Notice Period	Section 5.02(d)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Board	Recitals
Parent Class A Common Stock	Section 2.03(a)
Parent Disclosure Letter	Article IV
Parent Series A Preferred Stock	Section 2.04
Paying Agent	Section 2.02(a)
Permits	Section 3.08(b)
Preferred Stock	Section 3.02(a)
Sarbanes-Oxley Act	Section 3.05(c)
Schedule 13E-3	Section 5.04(a)
SEC	Section 3.04
Secretary of State	Section 1.02
Securities Act	Section 3.02(c)
Segregated Account	Section 2.08
Segregated Funds	Section 2.08
Special Committee	Recitals
Special Committee Recommendation	Recitals
Stockholder Consent	Section 5.03(a)
Superior Proposal	Section 5.02(i)
Surviving Company	Section 1.01
Surviving Company Organizational Documents	Section 1.04
Transaction Litigation	Section 5.09

SECTION 8.13. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions, including the Merger, shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 8.14. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article of, a Section of or an Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent”, “delivered to Parent” and words of similar import refer to documents made available in a virtual data room or electronically to Parent, Merger Sub or their respective Representatives, and to the Commitment Parties and their Representatives, at least one business day prior to the entry into this Agreement. All terms defined in this Agreement shall have the meanings defined hereunder when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, and includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b) Whenever this Agreement contemplates any action or determination by the Company Board and such action or determination relates to the review, evaluation and negotiation of this Agreement or the Transactions or any other matter over which the Company Board has granted the Special Committee authority, the Company Board shall take such action or make such determination, in each case, only upon and in accordance with a recommendation to the Company Board from the Special Committee.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.15. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, the other Transaction Documents or the Transactions, the negotiation, execution or performance of this Agreement, the other Transaction Documents or the Transactions, any breach or violation of this Agreement or the other Transaction Documents, or any failure of the Merger or the Transactions to be consummated, may only be made against the entities that are expressly named as parties hereto, except for claims that the Company may assert in accordance with, and subject to the terms and limitations set forth in, the Commitment Letters. No Parent Related Party (other than Parent and Merger Sub) or Related Person (as defined in the Equity Commitment Letters) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in contract, in tort or otherwise) based upon, arising out of or relating to, or by reason of, this Agreement, the other Transaction Documents or the Transactions, the negotiation, execution or performance of this Agreement, the other Transaction Documents or the Transactions, any breach or violation of this Agreement or the other Transaction Documents, or any failure of the Merger or the Transactions to be consummated, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, except for claims that the Company may assert in accordance with, and subject to the terms and limitations set forth in, the Commitment Letters. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any Company Related Party or any of their respective Representatives, and the Company agrees not to, and to cause the Company Related Parties and their respective Representatives not to, seek to enforce this Agreement or the Commitment Letters against, make any claims for breach of this Agreement or the other Transaction Documents against or seek to recover monetary damages related to this Agreement, the other Transaction Documents or the Transactions from any Parent Related Party (other than Parent and Merger Sub) or Related Person (as defined in the Equity Commitment Letters), except for claims that the Company may assert in accordance with, and subject to the terms and limitations set forth in, the Commitment Letters. Notwithstanding anything to the contrary in this Agreement or any of the other Transaction Documents, no Parent Related Party or Related Person (as defined in the Equity Commitment Letters) will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement, the other Transaction Documents, or the Transactions, or the termination or abandonment of any of the foregoing.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

ASTRA SPACE, INC.

by	/s/ Axel Martinez
Name: Axel Martinez
Title: Chief Financial Officer

by	/s/ Martin Attiq
Name: Martin Attiq
Title: Chief Business Officer

APOGEE PARENT INC.

by	/s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Chief Executive Officer

APOGEE MERGER SUB INC.

by	/s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]